Filed Pursuant to Rule 424B-1 on Form S-3 Registration No. 333-45991


PROSPECTUS

                         555,841 Shares of Common Stock

                       ACTION PERFORMANCE COMPANIES, INC.

         This Prospectus relates to 555,841 shares of common stock, par value $.01 per share (the "Common Stock") of Action Performance Companies, Inc. (the "Company") that may be sold from time to time by certain selling shareholders of the Company (the "Selling Shareholders"). To the extent required by applicable law or Securities and Exchange Commission regulations, this Prospectus shall be delivered to purchasers upon resale of shares of Common Stock by the Selling Shareholders. The Company will not receive any of the proceeds of sales by the Selling Shareholders.

         The Company's Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "ACTN." On February 6, 1998, the last sale price of the Common Stock as reported on Nasdaq was $34.13 per share.

         The securities offered hereby involve a high degree of risk. See "Risk Factors," which begins on page 6 of this Prospectus.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is February 13, 1998.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company hereby incorporates by reference in this Prospectus the Company's Annual Report on Form 10-K for the year ended September 30, 1997, as filed by the Company with the Commission pursuant to the Exchange Act on December 22, 1997. All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the documents incorporated by reference herein; accordingly, such information contained herein is qualified in its entirety by reference to such documents and should be read in conjunction therewith.

         The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above that have been incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests should be directed to Action Performance Companies, Inc., 4707 East Baseline Road, Phoenix, Arizona 85040, (telephone
(602) 337- 3700), Attention: Secretary.

                           FORWARD-LOOKING STATEMENTS

         This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) reflects a two-for-one stock split effected as a stock dividend on May 28, 1996, and (ii) assumes no exercise of any currently outstanding or authorized options.

                                   The Company

         The Company is the leader in the design and sale of licensed motorsports collectible and consumer products in the United States. The Company's products include die-cast scaled replicas of motorsports vehicles, apparel (including t-shirts, hats, and jackets), and souvenirs. The Company markets its products pursuant to license arrangements with popular race car drivers (including exclusive license arrangements with seven-time Winston Cup champion Dale Earnhardt, 1995 and 1997 Winston Cup champion Jeff Gordon, and seven-time National Hot Rod Association ("NHRA") Funny Car champion John Force), car owners, car sponsors, automobile manufacturers, and the National Association for Stock Car Auto Racing ("NASCAR"). The Company's motorsports collectibles and most of the Company's apparel and souvenirs are manufactured by third parties, generally utilizing the Company's designs, tools, and dies. The Company screen prints and embroiders a portion of the licensed motorsports apparel that it sells.

         The Company markets its products to approximately 5,000 specialty retailers either directly or through its wholesale distributor network; to motorsports enthusiasts directly through its Racing Collectibles Club of America (the "Collectors' Club"), which currently has approximately 107,000 members; and through mobile trackside souvenir stores, promotional programs for corporate sponsors, and fan clubs. In December 1996, the Company entered into a license agreement with Hasbro, Inc. ("Hasbro"), a multi-billion dollar toy and game manufacturer, covering the exclusive sale by Hasbro of a new line of motorsports-related products in the mass-merchandise market.

         The Company's products and other programs capitalize on the rapidly growing popularity of motorsports. USA Today reports that motorsports racing is the fastest growing spectator sport in the United States with attendance at NASCAR Winston Cup events more than doubling in the past decade from 75,643 per event in 1985 to approximately 180,000 in 1996. Approximately 5.6 million fans attended the 31 races of the Winston Cup series in 1996. Published reports estimate that attendance at NASCAR Winston Cup events in 1997 exceeded 6.0 million fans. USA Today also reports that TV ratings are growing even faster than attendance, with more than 100 million people tuning in to NASCAR's televised events each year. According to NASCAR, more than 70 of the Fortune 500 companies utilize motorsports sponsorship or advertising as part of their marketing strategies.

         Historically, the Company has designed and marketed die-cast collectibles featuring NASCAR drivers and vehicles. In 1995, the Company began expanding its lines of die-cast collectibles to include other types of motorsports vehicles, including NHRA drag racing, NASCAR's "Craftsman Truck" racing series, United States Auto Club ("USAC") racing, and "World of Outlaws" sprint car racing. During fiscal 1997, the Company expanded its product offerings by acquiring Sports Image, Inc. ("Sports Image"), Motorsport Traditions Limited Partnership and Creative Marketing and Promotions, Inc. (together, "Motorsport Traditions"), and Robert Yates Promotions, Inc. ("RYP"), which market and distribute licensed motorsports products including apparel and souvenirs; Image Works, Inc., which manufactures and markets licensed motorsports apparel through the mass-merchandise markets ("Image Works"); and the motorsports collectibles-related assets of Simpson Products, Inc. ("Simpson"). As a result of these acquisitions, the Company now markets and distributes licensed motorsports apparel and other souvenir items featuring the likeness of Dale Earnhardt, Jeff Gordon, Darrell Waltrip, Bobby Labonte, and other popular drivers. During fiscal 1997, the Company also expanded its development of promotional programs for corporate sponsors of motorsports, which feature the Company's products and which are intended to increase the brand awareness of the products and services of the corporate sponsors. The Company also has begun to represent a number of popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements.

         The Company has continued to take significant steps that are intended to add new product lines and distribution channels to capitalize on the growing demand for licensed motorsports products but will not compete with sales of the Company's existing products. As part of these ongoing efforts, in October 1997 the Company entered into a ten-year license agreement with Richard Childress Racing Enterprises, Inc. ("RCR") with respect to various rights used in connection with Dale Earnhardt licensed products. In addition, in December 1997 the Company (i) acquired the assets and assumed certain liabilities related to the motorsports die-cast collectible product lines of Revell-Monogram, Inc. ("Revell") and entered into a strategic alliance with Revell involving extensive product licensing and distribution arrangements (the "Revell Acquisition"), and
(iii) acquired certain assets and assumed certain liabilities related to sales of motorsports merchandise licensed by NASCAR Winston Cup driver Rusty Wallace and entered into a seven-year license agreement for the name and likeness of Mr. Wallace (the "Rusty Wallace Acquisition").

         The Company focuses on developing long-term relationships with the most popular drivers, car owners, car sponsors, car manufacturers, and others in the various top racing categories. The Company continually strives to strengthen its relationships with licensors and to develop opportunities to market innovative licensed collectible and consumer products that appeal to motorsports enthusiasts. The Company believes that its license agreements with popular NASCAR and other motorsports personalities and sponsors significantly enhance the collectible value and marketability of its products. The Company believes that it will be able to leverage its relationships to attract additional drivers in order to generate increased revenue for the Company as well as increased earnings for the drivers.

         The Company pursues a strategy designed to enhance its leadership position in the motorsports collectible and consumer products industry. Key aspects of this strategy include (i) continuing to enhance its existing products and introduce new products that appeal to racing enthusiasts, (ii) expanding and strengthening its licensing arrangements, (iii) pursuing strategic acquisitions and alliances, (iv) expanding existing and identifying new distribution channels, and (v) developing promotional programs for corporate sponsors.

         The Company was incorporated in Arizona in 1992. The Company's principal executive offices are located at 4707 East Baseline Road, Phoenix, Arizona 85040, and its telephone number is (602) 337-3700. As used herein, the term "Company" refers to Action Performance Companies, Inc. and its subsidiaries and operating divisions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview."


                                  The Offering

Securities offered by the Selling Shareholders...  555,841 shares of Common Stock

Common Stock currently outstanding...............  16,034,044 shares(1)

Use of proceeds..................................  The Company will not receive any of the proceeds of sales of Common Stock by the Selling Shareholders.

Risk factors.....................................  Investors should carefully consider the factors discussed under "Risk Factors."

Nasdaq National Market symbol....................  ACTN

-----------------
(1) Excludes (i) 1,143,028 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of January 30, 1998, and
         (ii) 266,360  shares  reserved for issuance  upon the exercise of stock options that may be granted in the future under the Company's 1993 Stock Option Plan.

                       Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

                                                          Fiscal Year Ended September 30,
                                          -------------------------------------------------------------
                                            1993          1994         1995         1996         1997
                                          --------      --------     --------     --------     --------
Operating Data:
Net sales(1) ..........................   $ 15,108      $ 16,869     $ 26,131     $ 44,216     $130,380
Income (loss) before benefit from
   (provision for) income taxes .......     (1,240)          409        4,154        9,870       16,910
Net income (loss)(2) ..................     (1,171)          633        2,770        5,953       10,146
Net income (loss) per
   common share equivalent,
   assuming dilution (2) (3) ..........   $  (0.21)     $   0.08     $   0.26     $   0.46     $   0.69
Weighted average number of common
   shares, assuming dilution (3) (4) ..      5,662         9,566       10,899       13,028       14,624

Balance Sheet Data (at end of period):
Working capital .......................   $  3,186      $  5,699     $ 11,922     $ 18,093     $ 56,975
Total assets ..........................      8,565        11,656       23,351       31,649      141,325
Total debt(5) .........................        452           266          288          365       22,586
Shareholders' equity(4) ...............      5,744         6,909       18,890       26,996      103,169

--------------------
(1) Fiscal 1997 results include the results of operations of Sports Image, Motorsports Traditions, RYP, Image Works, and Simpson, beginning as of their respective dates of acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview."
(2) Amounts for fiscal 1997 include a one-time charge of approximately $5.4 million for settlement costs and related legal and other expenses. See "Business - Litigation."
(3) Adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996, and restated to reflect the adoption of Statement of Financial Standards No. 128, "Earnings per Share."
(4) Excludes (i) an aggregate of 44,860 shares of Common Stock issued subsequent to September 30, 1997 in connection with a license agreement and for services (see "Private Placements"), and (ii) 37,121 shares of Common Stock issued upon exercise of stock options subsequent to September 30, 1997.
(5) Amounts shown as of September 30, 1997, include an aggregate of $20.0 million in principal amount of senior notes issued in January 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                  RISK FACTORS

         The following factors, in addition to those discussed elsewhere in this Prospectus, should be carefully considered in evaluating the Company and its business before purchasing any of the securities offered hereby.

Certain Factors That Could Adversely Affect Operating Results

         The Company's operating results are affected by a wide variety of factors that could adversely impact its net sales and operating results. These factors, many of which are beyond the control of the Company, include the Company's ability to identify trends in the motorsports collectibles and consumer markets and to create and introduce products on a timely basis that take advantage of those trends and that compete effectively on the basis of price and consumer tastes and preferences; its ability to identify popular motorsports personalities and to enter into and maintain mutually satisfactory licensing arrangements with them; the racing success of the key motorsports personalities with whom the Company has license arrangements; the Company's ability to design and arrange for the timely production and delivery of its products, the market acceptance of the Company's products; the level and timing of orders placed by customers; seasonality; the popularity and life cycles of and customer satisfaction with products designed and marketed by the Company; and competition and competitive pressures on prices.

         New motorsports collectible and consumer products frequently can be successfully marketed for only a limited time. The Company's ability to increase its sales and marketing efforts to stimulate customer demand and its ability to monitor third-party manufacturing arrangements in order to maintain satisfactory delivery schedules and product quality are important factors in its long-term prospects. A slowdown in demand for the Company's products as a result of ineffective marketing efforts, manufacturing difficulties, changing cultural and demographic trends or consumer tastes and spending patterns, economic conditions, or other broad-based factors could adversely affect the Company's operating results.

Dependence on License Arrangements

         The Company markets its products pursuant to licensing arrangements with race car drivers, race car owners, race car sponsors, automobile manufacturers, and NASCAR. The licensing arrangements vary in scope and duration and generally authorize the sale of specified licensed products for short periods of time. In some cases, the license agreements provide for the payment of minimum royalties or other fixed amounts, so that the Company may have significant payment obligations with respect to a particular agreement regardless of the level of sales of products licensed under that agreement or the profitability of those sales. The success of licensing arrangements depends on many factors, including the reasonableness of license fees in relationship to revenue generated by sales of licensed products, the continued popularity of licensors, and the absence of their sickness, incapacity, or death. The termination, cancellation, or inability to renew material licensing arrangements, or the inability to develop and enter into new licensing arrangements, would have a material adverse effect on the Company. See "Business
- Licenses."

Dependence on Third Parties for Manufacturing

         The Company depends upon third parties to manufacture all of its motorsports collectibles and most of its consumer products. Although the Company owns most of the tools, dies, and molds utilized in the manufacturing processes of its collectible products and owns the tooling and dies used to manufacture certain of its consumer products, the Company has limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on the Company.

         The Company does not have long-term contracts with its third-party manufacturers. Although the Company believes it would be able to secure other third-party manufacturers to produce its products as a result of its ownership of the molds and tools used in the manufacturing process, the Company's operations would be adversely affected if it lost its relationship with any of its current suppliers (including particularly its primary manufacturer of die-cast products, which currently utilizes one facility in the People's Republic of China ("China") to produce most of the

Company's die-cast products) or if its current suppliers' operations or sea or air transportation with its China-based die-cast manufacturers were disrupted or terminated even for a relatively short period of time. The Company's tools, dies, and molds are located at the facilities of its third-party manufacturers, and, accordingly, significant damage to such facilities (particularly the facilities used by its die-cast product manufacturers in China) could result in the loss of or damage to a material portion of its key tools, dies, and molds in addition to production delays while new facilities were being arranged and replacement tools, dies, and molds were being produced. The Company does not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if it were required to obtain alternative sources of supply.

         Although the Company does not itself purchase the raw materials used to manufacture its products, it is potentially subject to variations in the prices it pays its third-party manufacturers for products depending on what they pay for the raw materials. In this regard, the Company understands that the price of zinc, a principal raw material in its die-cast replicas, has increased substantially over the last several years, although to date these price increases have not been reflected in increases in the prices the Company pays for its die-cast replicas.

Integration of Business Operations

         The  Company  has  completed  a  number  of  acquisitions   during  and
subsequent to fiscal 1997. The Company has substantially consolidated the operations of the various acquired entities, several of which were based in the same city and marketed substantially identical types of products through substantially identical channels of distribution, into the Company's existing operations in Phoenix, Arizona or the operations of Sports Image in Charlotte, North Carolina. There can be no assurance that the Company will be able to complete effectively the integration of the operations of the acquired companies with the Company's operations, to manage effectively the combined operations of the acquired businesses, to achieve the Company's operating and growth strategies with respect to these businesses, to obtain increased revenue opportunities as a result of the anticipated synergies created by expanded product offerings and additional distribution channels, or to reduce the overall selling, general, and administrative expenses associated with the acquired operations. The integration of the management, operations, and facilities of the acquired companies and any other businesses the Company may acquire in the future could involve unforeseen difficulties, which could have a material adverse effect on the Company's business, financial condition, and operating results.

         The Company has conducted due diligence reviews of each of the acquired businesses and has received representations and warranties regarding each of the acquired businesses. There can be no assurance, however, that unforeseen liabilities will not arise in connection with the operation of the acquired businesses or future acquired businesses or that any contractual or other remedies available to the Company will be sufficient to compensate the Company in the event unforeseen liabilities arise. For example, during 1997 the Company was named as a defendant in a lawsuit based upon actions alleged to have been taken by several of the newly acquired businesses prior to the Company's acquisitions of those entities. The Company currently is unable to quantify the amount of liability, if any, that it may incur as a result of the lawsuit. See "Business - Litigation."

         The Company anticipates using the opportunities created by the combination of its acquired operations to effect what the Company believes will be significant revenue opportunities and substantial cost savings, including increased product offerings and a reduction in operating expenses as a result of the elimination of duplicative sales, marketing, administrative, warehouse, and distribution facilities, functions, and personnel. Significant uncertainties, however, accompany any business combination, and there can be no assurance that the Company will be able to achieve its anticipated revenue increases or integration of facilities, functions, and personnel in order to achieve operating efficiencies or otherwise realize cost savings as a result of the recent acquisitions or future acquisitions. The inability to achieve the anticipated revenue increases or cost savings could have a material adverse effect on the Company's business, financial condition, and operating results.

Management of Growth

         Since 1993, the Company's business operations have undergone significant changes and growth, including its emphasis on and the expansion of its collectible product lines, acquisition of its motorsports consumer products lines, and significant investments in tooling and licensing arrangements. The Company's ability to manage effectively any significant future growth, however, will require it to integrate successfully the operations of any acquired businesses with the Company's operations and to enhance further its operational, financial, and management systems; to expand its facilities and equipment; to receive products from third-party manufacturers on a timely basis; and to successfully hire, train, retain, and motivate additional employees. The failure of the Company to manage its growth on an effective basis could have a material adverse effect on the Company's business, financial condition, and operating results. In August 1997, the Company relocated its corporate headquarters to a new 140,000 square foot facility in Phoenix, Arizona. The Company also recently entered into a lease for a new 121,000 square foot facility in Concord, North Carolina, for its operations based in that area. The Company may be required to increase staffing and other expenses as well as make expenditures on capital equipment and manufacturing sources in order to meet the anticipated demand of its customers. Sales of the Company's collectible and consumer products are subject to changing consumer tastes, and customers for the Company's promotional items generally do not commit to firm orders for more than a short time in advance. The Company's profitability would be adversely affected if the Company increases its expenditures in anticipation of future orders that do not materialize. Certain customers may increase orders for the Company's products on short notice, which would place an excessive short-term burden on the Company's resources. See "Business - Growth Strategy."

Rapid Market Changes

         The markets for the Company's products are subject to rapidly changing customer tastes, a high level of competition, seasonality, and a constant need to create and market new products. Demand for motorsports collectible and consumer products depends upon the popularity of certain drivers and other personalities, themes, cultural and demographic trends, marketing and advertising expenditures, and general economic conditions. Because these factors can change rapidly, customer demand also can shift quickly. New motorsports collectible and consumer products frequently can be successfully marketed for only a limited time. The Company may not always be able to respond to changes in customer tastes and demands because of the amount of time and financial resources that may be required to bring new products to market. The inability to respond quickly to market changes could have a material adverse effect on the Company's business, financial condition, and operating results. See "Business - Products and Services."

Dependence on New Products

         The Company's operating results depend to a significant extent on its ability to continue to develop and introduce new products on a timely basis that compete effectively on the basis of price and that address customer tastes, preferences, and requirements. The success of new product introductions depends on various factors, including proper new product selection, successful sales and marketing efforts, timely production and delivery of new products, and consumer acceptance of new products. There can be no assurance that any new products will receive or maintain substantial market acceptance. The failure of the Company to design, develop, and introduce popular products on a timely basis would adversely affect its future operating results. See "Business - Products and Services."

Competition

         The motorsports collectible and consumer products markets are extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company's motorsports die-cast collectibles compete with die-cast and other motorsports collectibles and, to a certain extent, die-cast replicas of motorsports vehicles that are sold through mass retail channels. The Company's motorsports apparel and souvenirs compete with similar products sold or licensed by drivers, owners, sponsors, and other licensors with which the Company currently does not have licenses as well as with sports apparel licensors and manufacturers in general. Emerging companies also may increase their participation in these motorsports markets. The Company's promotional programs must compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards. The Company competes primarily on the basis of the current popularity of the race car drivers and others with whom it has licenses and its ability to obtain favorable licensing arrangements with other popular licensors; the appeal of its products; and the cost, design, and delivery schedules of its products. There can be no assurance that the Company will continue to be able to compete successfully in the future. See "Business - Competition."

Potential Regulation of Corporate Sponsorship

         Tobacco and alcohol companies provide a significant amount of advertising and promotional support of racing events, drivers, and car owners. In August 1996, the U.S. Food and Drug Administration (the "FDA") published final regulations that will substantially restrict tobacco industry sponsorship of sporting events, including motorsports, beginning in 1998. In April 1997, a federal district judge ruled that the FDA did not have the authority to regulate tobacco marketing. That ruling, if upheld on appeal, would have the effect of overturning the FDA regulations. In addition to the FDA regulations, however, certain major manufacturers of tobacco products have reached a proposed settlement with attorneys general of a number of states that have filed lawsuits against such tobacco product manufacturers. The terms of those settlements include potential voluntary restrictions on advertising by the tobacco industry. The final terms of some or all of those settlements will be subject to approval by the United States Congress and the President of the United States. The FDA regulations, if ultimately approved, and any other legislation, regulations, or other initiatives, including the pending settlement negotiations, that limit or prohibit advertisements of tobacco and alcohol products at sporting events, including racing events, could ultimately affect the popularity of motorsports, which could have a material adverse effect on the Company. The Company believes, however, that other major consumer products companies would quickly replace tobacco and alcohol companies as sponsors of motorsports in the event that advertisement of those products declines.

Seasonal Fluctuations in Sales

         Because the auto racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (the Company's third and fourth fiscal quarters) generally are characterized by higher sales of motorsports products. Seasonal fluctuations in quarterly sales may require the Company to take temporary measures, including changes in its personnel levels, borrowing amounts, and production and marketing activities, and could result in unfavorable quarterly earnings comparisons. The Company believes, however, that holiday sales of its products are increasing, which has the effect of reducing seasonal fluctuations in its sales.

International Trade, Exchange, and Financing

         The Company obtains its die-cast collectibles and other replicas under manufacturing arrangements with third-party manufacturers in China. The Company believes that production of its die-cast products overseas enables the Company to obtain these items on a cost basis that enables the Company to market them profitably. The Company's reliance on its third-party manufacturers to provide personnel and facilities in China, and the Company's maintenance of equipment and inventories abroad, expose it to certain economic and political risks, including the business and financial condition of the third-party manufacturers, political and economic conditions abroad, and the possibility of expropriation, supply disruption, currency controls, and exchange fluctuations as well as changes in tax laws, tariffs, and freight rates. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect the Company's ability to purchase its products from foreign suppliers or the price at which the Company can obtain those products.

         All of the Company's purchases from its foreign manufacturers are denominated in United States dollars. As a result, the foreign manufacturers bear any risks associated with exchange rate fluctuations subsequent to the date the Company places its orders with those manufacturers. Although the October 1997 financial crisis in Asia did not result in any short-term changes in the prices that the Company pays for its die-cast products, an extended period of financial pressure on overseas markets or a devaluation of the Chinese currency that results in a financial setback to the Company's overseas manufacturers could have an adverse impact on the Company's operations. Purchases of die-cast products from the China-based manufacturers of those products generally require the Company to provide an international letter of credit in an amount equal to the purchase order. Although the Company currently has in place financing arrangements in an amount that it considers adequate for anticipated purchase levels, the inability to fund any letter of credit required by a supplier would have an adverse impact on the Company's operations.

         Under the terms of its license agreement with Hasbro, Hasbro's royalty payments to the Company for sales by Hasbro in foreign countries are based on the exchange rates in effect on the last day of the calendar quarter for which such royalties are owed. As a result, the Company bears any risks that may be associated with exchange rate fluctuations between the date on which Hasbro records overseas sales of products subject to the license agreement and the last day of the calendar quarter in which the sales are made. The Company does not currently believe that royalties from overseas sales of products by Hasbro will represent a material percentage of the Company's total revenue. As a result, the Company does not currently anticipate that it will engage in hedging transactions intended to offset potential adverse consequences of exchange rate fluctuations with respect to royalty payments due from Hasbro for sales in foreign countries.

Possible Need for Additional Capital to Support Growth

         The Company's business operations have grown considerably in recent years as a result of an increase in the number of licensing arrangements with race car drivers, car owners, sponsors, automobile manufacturers, and others; expansion of the Company's product offerings, including additional lines of die-cast replicas that have required substantial investments in new tooling; and significant acquisitions of complementary businesses. The Company has financed this growth through cash generated by operations, by debt and equity financings, and by issuing additional shares of Common Stock for acquisitions. Continued rapid growth, whether externally through additional acquisitions or internally through new licensing arrangements or new product offerings, could require substantial additional capital in excess of funds available to the Company through its existing credit facility, cash generated by operations, and the proceeds of the public offering completed in July 1997. The timing and amount of any such capital requirements cannot be predicted at this time. Although the
Company has been able to obtain adequate financing on acceptable terms in the past, there can be no assurance that such financing will continue to be available on acceptable terms. If such financing is not available on satisfactory terms, the Company may be unable to expand its business at the rate desired and its operating results may be adversely affected. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing shareholders.

Dependence on Key Personnel

         The Company's development and operations to date have been, and its proposed operations will be, substantially dependent upon the efforts and abilities of its senior management, including Fred W. Wagenhals, the Company's Chairman of the Board, President, and Chief Executive Officer. The loss of services of one or more of its key employees, particularly Mr. Wagenhals, could have a material adverse effect on the Company. The Company maintains key person insurance on the life of Mr. Wagenhals in the amount of $3.0 million. The Company does not maintain such insurance on any of its other officers.

Possible Volatility of Stock Price

         The market price of the Company's Common Stock has increased dramatically during the last three years. See "Price Range of Common Stock." The period was marked by generally rising stock prices, extremely favorable industry conditions, and substantially improved operating results by the Company. There can be no assurance that these favorable conditions will continue. The trading price of the Company's Common Stock in the future could be subject to wide fluctuations in response to quarterly variations in operating results of the Company, actual or anticipated announcements of new products by the Company or its competitors, changes in analysts' estimates of the Company's financial performance, general conditions in the markets in which the Company competes, worldwide economic and financial conditions, and other events or factors. The stock market also has experienced extreme price and volume fluctuations that have particularly affected the market prices for many rapidly expanding companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors may adversely affect the market price of the Company's Common Stock.

Litigation

         The Company is one of approximately 30 defendants in a lawsuit in which the state of Arizona seeks recovery of certain clean-up costs under federal and state environmental laws. During 1997, the Company was named as a defendant in a class action lawsuit alleging that the defendants engaged in certain price fixing and other anti-competitive activities in violation of federal antitrust laws. The Company also is a defendant in a lawsuit alleging breach of contract, fraud, trademark infringement, and other claims with respect to licenses for certain of its die-cast products. The Company is actively defending these lawsuits. In the event a decision adverse to the Company is rendered in any of these lawsuits, the resolution of such matter could have a material adverse effect on the Company's business, financial condition, and operation results. The Company's financial statements currently reflect no provision for any of these lawsuits. See "Business - Litigation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Rights to Acquire Shares; Potential Issuance of Additional Shares

         As of January 30, 1998, options to acquire a total of 1,143,028 shares were outstanding under the Company's 1993 Stock Option Plan (the "1993 Plan"). During the terms of such options, the holders thereof will have the opportunity to profit from an increase in the market price of Common Stock, with resulting dilution in the interests of holders of Common Stock. The existence of such stock options could adversely affect the terms on which the Company can obtain additional financing, and the holders of such options can be expected to exercise such options at a time when the Company, in all likelihood, would be able to obtain additional capital by offering shares of its Common Stock on terms more favorable to the Company than those provided by the exercise of such options.

Shares Eligible for Future Sale; Potential Depressive Effect on Stock Price

         Sales of substantial amounts of Common Stock by shareholders of the Company, or even the potential for such sales, may have a depressive effect on the market price of the Common Stock. Of the 16,034,044 shares of Common Stock outstanding, approximately 13,368,600 shares currently are eligible for resale in the public market without restriction or further registration unless held by an "affiliate" of the Company, as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"). The approximately 2,665,600 remaining shares of Common Stock outstanding are "restricted securities," as that term is defined in Rule 144 under the Securities Act, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act, or pursuant to an exemption therefrom. An aggregate of 555,841 shares of such "restricted securities" covered by this Prospectus are being registered for resale pursuant to the registration statement of which this Prospectus forms a part or have been registered for resale under another registration statement to which this Prospectus relates. Affiliates also are subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act.
Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or an affiliate of the Company may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of the Company's then-outstanding Common Stock or the average weekly trading volume for the four weeks prior to the proposed sale of such shares. An aggregate of 2,101,000 shares held by certain officers and directors currently are available for sale under Rule 144. Sales of substantial amounts of Common Stock by shareholders of the Company, or even the potential for such sales, are likely to have a depressive effect on the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Description of Securities - Shares Eligible for Future Sale."

Lack of Dividends

         The Company has never paid any cash dividends on its Common Stock and does not currently anticipate that it will pay dividends in the foreseeable future. Instead, the Company intends to apply its earnings to the expansion and development of its business.

Change in Control Provisions

         The  Company's  Amended and  Restated  Articles of  Incorporation  (the
"Restated Articles"), Amended and Restated Bylaws, and Arizona law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when those attempts may be in the best interests of shareholders. The Restated Articles also authorize the Board of Directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of Common Stock. See "Description of Securities."

Cautionary Statement Regarding Forward-Looking Statements

         Certain statements and information contained in this Prospectus under the headings "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning future, proposed, and anticipated activities of the Company, certain trends with respect to the Company's revenue, operating results, capital resources, and liquidity or with respect to the markets in which the Company competes or the motorsports industry in general, and other statements contained in this Prospectus regarding matters that are not historical facts are forward-looking statements, as such term is defined in the Securities Act. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond the Company's control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under "Risk Factors."

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from sales of shares of Common Stock by the Selling Shareholders.

                                    DIVIDENDS

         The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The future payment of dividends, if any, on the Common Stock is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of September 30, 1997 (dollars in thousands).

                                                                                     September 30, 1997
                                                                                     ------------------
Long-Term Debt
Notes payable and other long-term debt(1)...........................................        $ 22,586
                                                                                            ========

Shareholders' Equity
Preferred stock, no par value, 5,000,000 shares authorized; no shares outstanding...            --
Common stock, $.01 par value, 25,000,000 shares authorized;
   15,952,083 shares issued and outstanding(2)(3)...................................             160
Additional paid-in capital(3).......................................................          84,984
Retained earnings...................................................................          18,025
                                                                                            --------
Total shareholders' equity(3).......................................................        $103,169
                                                                                            ========

----------------------
(1) The amounts shown include an aggregate of $20.0 million in principal amount of senior notes issued in January 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."
(2) Excludes (i) 1,035,210 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of September 30, 1997, and (ii) 394,451 shares reserved for issuance upon the exercise of stock options that may be granted in the future under the Company's 1993 Stock Option Plan.
(3) Excludes (i) an aggregate of 44,860 shares of Common Stock issued subsequent to September 30, 1997 in connection with a license agreement and for services (see "Private Placements"), and (ii) 37,121 shares issued upon exercise of stock options subsequent to September 30, 1997.

                           PRICE RANGE OF COMMON STOCK

         The Company's Common Stock has been quoted on the Nasdaq National Market under the symbol "ACTN" since April 27, 1993. The following table sets forth the quarterly high and low closing sale prices of the Company's Common Stock on the Nasdaq National Market for the calendar periods indicated, as adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996:

                                                      High        Low
                                                      ----        ---

          1995:
             First Quarter......................      $3.69      $2.38
             Second Quarter.....................       4.63       3.19
             Third Quarter......................       9.25       4.25
             Fourth Quarter.....................       9.81       6.13

          1996:
             First Quarter......................     $11.63      $6.38
             Second Quarter.....................      20.50      10.75
             Third Quarter......................      14.75       9.75
             Fourth Quarter ....................      19.50      12.50

          1997:
             First Quarter......................     $24.25     $16.50
             Second Quarter.....................     $29.00     $18.00
             Third Quarter......................     $36.13     $25.38
             Fourth Quarter.....................     $38.00     $23.00


         As of February 6, 1998, there were 215 holders of record and approximately 5,750 beneficial owners of the Company's Common Stock. On February 6, 1998, the closing sales price of the Company's Common Stock on the Nasdaq National Market was $34.13 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected historical financial data presented below as of and for the five years ended September 30, 1997 are derived from the Company's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the notes thereto incorporated by reference herein.

                                                       Fiscal Year Ended September 30,
                                      ---------------------------------------------------------------
                                         1993          1994          1995         1996         1997
                                         ----          ----          ----         ----         ----
                                                 (in thousands, except per share amounts)
Statement of Operations Data:
Sales:
   Collectibles ...................   $  11,558     $  12,802     $  23,443    $  40,904    $  63,846
   Apparel and souvenirs ..........        --             143         1,190        1,961       60,430
   Promotional ....................        --            --            --          1,351        5,085
   Other(1)(2) ....................       3,550         3,924         1,498         --          1,019
                                      ---------     ---------     ---------    ---------    ---------
      Net sales(3) ................      15,108        16,869        26,131       44,216      130,380
Cost of sales .....................       9,730        10,488        15,882       25,296       80,995
                                      ---------     ---------     ---------    ---------    ---------
Gross profit ......................       5,378         6,381        10,249       18,920       49,385
Selling, general and administrative
   expenses .......................       6,552         5,808         6,115        9,262       24,564
Settlement costs ..................        --            --            --           --          5,400(5)
Amortization of goodwill and other
   intangibles ....................        --            --               4            4        1,286
                                      ---------     ---------     ---------    ---------    ---------
Income (loss) from operations .....      (1,174)          573         4,130        9,654       18,135
Interest income (expense) and
   other, net .....................         (66)         (164)           24          216       (1,225)
                                      ---------     ---------     ---------    ---------    ---------
Income (loss) before provision for
   (benefit from) income taxes ....      (1,240)          409         4,154        9,870       16,910
Provision for (benefit from) income
   taxes ..........................         (69)         (224)        1,384        3,917        6,764
                                      ---------     ---------     ---------    ---------    ---------
Net income (loss) .................   $  (1,171)    $     633     $   2,770    $   5,953    $  10,146
                                      =========     =========     =========    =========    =========
Net income (loss) per common
   share, assuming dilution (4) ...   $   (0.21)    $    0.08     $    0.26    $    0.46    $    0.69
                                      =========     =========     =========    =========    =========
Weighted average number of
   common shares, assuming
   dilution(4) ....................       5,662         9,566        10,899       13,028       14,624

Consolidated Balance Sheet Data
   (at end of period):
Working capital ...................   $   3,186     $   5,699     $  11,922    $  18,093    $  56,975
Total assets ......................       8,565        11,656        23,351       31,649      141,325
Total debt ........................         452           266           288          365       22,586
Shareholders' equity ..............       5,744         6,909        18,890       26,996      103,169

---------------------
(1) Includes the revenue of the Company's M-CarTM operations through the discontinuation of those operations in September 1994 and the revenue of the Company's mini vehicle operations through the discontinuation of those operations in March 1995.
(2)   Includes royalty and license fees beginning in fiscal 1997.
(3) Fiscal 1997 results include the results of operations of Sports Image, Motorsports Traditions, RYP, Image Works, and Simpson, beginning as of their respective dates of acquisition. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview."
(4) Adjusted to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996, and restated to reflect the adoption of Statement of Financial Standards No. 128, "Earnings per Share."
(5) Represents a one-time charge of approximately $5.4 million for settlement costs and related legal and other expenses. See "Business - Litigation."

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

         The Company designs and markets licensed motorsports products, including die-cast scaled replicas of motorsports vehicles, apparel, and souvenirs. The Company also develops promotional programs for sponsors of motorsports that feature the Company's die-cast replicas or other products and are intended to increase brand awareness of the products or services of the corporate sponsors. In addition, the Company represents popular race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company's motorsports collectibles and most of the Company's apparel and souvenirs are manufactured by third parties, generally utilizing the Company's designs, tools, and dies. The Company screen prints and embroiders a portion of the licensed motorsports apparel that it sells.

         The Company was incorporated in Arizona in May 1992 and began marketing die-cast collectibles in July 1992. In August 1994, the Company acquired certain assets and liabilities of Fan Fueler, Inc. and began marketing licensed motorsports consumer products. During fiscal 1993 and 1994, the Company also conducted the business of staging M-CarTM Grand Prix Races for charitable and other organizations, in which participating sponsors purchased specialized gas-powered, one-third scale racing vehicles from the Company. In September 1994, the Company sold the assets and liabilities related to its M-CarTM operations and discontinued its M-CarTM Grand Prix Race operations. During fiscal 1993 and 1994 and the first two quarters of fiscal 1995, the Company designed and marketed pedal, electric, and gas-powered mini vehicles, primarily as specialty promotional items. The Company sold the assets related to its mini vehicle operations in March 1995.

         In November 1996, the Company acquired Sports Image and in January 1997 the Company acquired Motorsport Traditions, both of which marketed and distributed licensed motorsports apparel, die-cast collectibles and other souvenir items. In July 1997, the Company acquired RYP, which had operations similar to those of Sports Image and Motorsport Traditions, and Image Works, which manufacturers and markets licensed motorsports apparel through the mass-merchandising markets. The Company acquired certain assets and assumed certain liabilities related to the mini-helmet collectible business of Simpson in August 1997. Following these acquisitions, the Company took a number of actions intended to integrate the operations of the acquired companies with the Company's existing operations and to reduce overall selling, general, and administrative expenses associated with the acquired entities. These actions included consolidating the operations and warehouse facilities of Motorsport Traditions and RYP with Sports Image's existing operations and facility in Charlotte, North Carolina; consolidating the operations of Simpson into the Company's headquarters in Phoenix, Arizona; eliminating duplicative personnel functions; and integrating the management information systems of the acquired companies. These efforts had a meaningful impact on the Company's results of operations beginning in the second half of fiscal 1997.

         In December 1997, the Company completed the Rusty Wallace Acquisition. The purchase price for the acquired assets consisted of cash of approximately $6.0 million. The Company and an affiliate of Rusty Wallace also entered into a seven-year license agreement. See "Business - Licenses." In December 1997, the Company also completed the Revell Acquisition. The purchase price for the acquired assets consisted of cash of approximately $14.8 million. The Company will pay Revell an additional $1.0 million per year for 10 years, beginning on January 1, 1998, provided that certain conditions are met. The Company and Revell also entered into a 10-year license agreement. See "Business - Licenses."

         In addition to the cost savings described above, the Company believes that the fiscal 1997 acquisitions provide the potential for enhanced revenue opportunities as a result of the synergies created by expanded product offerings and additional distribution channels. For example, in fiscal 1997 the Company began developing new lines of licensed motorsports apparel and souvenirs for exclusive sales through its Collectors' Club. The Company also believes that these acquisitions will provide opportunities for additional sales growth of the Company's die-cast products through trackside sales, promotional programs, and fan clubs.

         Prior to the fiscal 1997 acquisitions, the Company's revenue consisted primarily of sales of die-cast collectibles, and the revenue of the acquired businesses consisted primarily of sales of licensed motorsports apparel and souvenirs. Promotional revenue consists of sales of products developed for corporate promotion programs. The Company's fiscal 1997 revenue includes royalty income as a result of the license agreement with Hasbro.

         The Company's cost of sales consists primarily of the cost of products procured from third-party manufacturers, royalty payments to licensors, and depreciation of tooling and dies. Significant factors affecting the Company's cost of sales as a percentage of net sales include (i) the overall percentage of net sales represented by sales of die-cast collectible products, which typically carry higher gross margins than the Company's other products, (ii) the percentage of sales of die-cast collectible products represented by sales through the Collectors' Club, which typically carry higher gross margins than sales of such products through wholesale distributors, and (iii) the effect of amortizing the fixed cost components of cost of sales, primarily depreciation of tooling and dies, over varying levels of net sales. The Company believes that the increased sales of licensed apparel and souvenirs following the acquisitions of Sports Image and Motorsport Traditions will result in lower overall gross margins as a result of lower gross margins generally associated with these acquired product lines. The Company believes, however, that the effect of these lower gross margins will be mitigated at least to some extent by cost reductions and other operational efficiencies associated with the combination of the acquired entities and by the license agreement with Hasbro. The agreement with
Hasbro provides the Company with a source of license royalties without significant related cost of sales. In addition, the license agreement provides the Company with access to the mass-merchandise market without committing capital for manufacturing and with limited marginal expenditures for administrative and marketing activities.

         Selling, general, and administrative expenses include general corporate expenses. The Company anticipates that it will continue to achieve a reduction in selling, general, and administrative expenses as a percentage of sales as a result of consolidation and the cost-reduction efforts described above. The Company recorded goodwill and other intangibles of approximately $47.7 million in connection with the fiscal 1997 acquisitions. The goodwill and other intangibles are being amortized at the rate of approximately $1.9 million per year over 15 to 25 years.

Results of Operations

         The following table sets forth, for the periods indicated, the percentage of total revenue represented by certain expense and revenue items.

                                                                 Year Ended September 30,
                                                  ----------------------------------------------------
                                                   1993        1994        1995       1996       1997
                                                   ----        ----        ----       ----       ----
Sales
   Collectibles ........................           76.5%       75.9%       89.7%      92.5%      49.0%
   Apparel and souvenirs ...............             --         0.8         4.6        4.4       46.3
   Promotional .........................             --          --          --        3.1        3.9
   Other ...............................           23.5        23.3         5.7         --        0.8
                                                  -----       -----       -----      -----      -----

     Net Sales .........................          100.0       100.0       100.0      100.0      100.0
Cost of sales ..........................           64.4        62.2        60.8       57.2       62.1
                                                  -----       -----       -----      -----      -----
Gross profit ...........................           35.6        37.8        39.2       42.8       37.9
Selling, general and administrative
   expenses ............................           43.4        34.4        23.4       21.0       18.9
Settlement costs .......................             --          --          --         --        4.1
Amortization of goodwill and other
   intangibles .........................             --          --          --         --        1.0
                                                  -----       -----       -----      -----      -----
Income (loss) from operations ..........           (7.8)        3.4        15.8       21.8       13.9
Interest income (expense) and other, net           (0.4)       (1.0)        0.1        0.5       (0.9)
                                                  -----       -----       -----      -----      -----
Income (loss) before provision for
   (benefit from) income taxes .........           (8.2)        2.4        15.9       22.3       13.0
Provision for (benefit from) income
taxes ..................................           (0.4)       (1.4)        5.3        8.8        5.2
                                                  -----       -----       -----      -----      -----
Net income (loss) ......................           (7.8)%       3.8%       10.6%      13.5%       7.8%
                                                  =====       =====       =====      =====      =====

Fiscal Year Ended September 30, 1997 Compared with Fiscal Year Ended September 30, 1996

         Net sales increased 195% to $130.4 million for the year ended September 30, 1997 from $44.2 million for the year ended September 30, 1996. The Company attributes the improvement in sales during fiscal 1997 primarily to (i) revenue from Sports Image and Motorsport Traditions, which were acquired by the Company during the first and second quarters of fiscal 1997, respectively, (ii) the Company's ability to capitalize on the continued strong growth in the base of motorsports enthusiasts and to produce and sell increased quantities of souvenirs, apparel, and die-cast collectible goods; and (iii) an increase in Collectors' Club membership. The number of members in the Collectors' Club increased to approximately 100,000 members from approximately 72,000 members at September 30, 1997 and September 30, 1996, respectively.

         Gross profit increased to $49.4 million in fiscal 1997 from $18.9 million in fiscal 1996, representing 37.9% and 42.8% of net sales, respectively. The decrease in gross profit as a percentage of net sales resulted from increased sales of apparel and souvenirs, which typically provide lower margins than sales of the Company's collectible products.

         Selling, general and administrative expenses increased to $24.6 million in fiscal 1997 from $9.3 million in fiscal 1996, representing 18.9% and 21.0% of net sales, respectively. The decrease in such expenses as a percentage of sales resulted primarily from cost savings achieved with the integration and consolidation of operations for the acquired entities of Sports Image and Motorsport Traditions. The integration and consolidation included the relocation of Motorsport Traditions into Sport Image's facility, the integration of management information systems, and a reduction in excess labor.

         Settlement costs of $5.4 million for the year ended September 30, 1997 resulted from a one-time charge for the settlement of a pending lawsuit and related legal charges. This settlement represents 4.1% of net sales. See "Business - Litigation."

         Amortization of goodwill and other intangibles increased to $1.3 million for the year ended September 30, 1997 from $4,000 for the year ended September 30, 1996. The increase in amortization of goodwill and other intangibles is related to the acquisitions of Sports Image, Motorsport
Traditions,  and  other  entities.  The  Company  recorded  goodwill  and  other intangible assets of $47.7 million in connection with the fiscal 1997 acquisitions. The Company is amortizing the goodwill and other intangible assets over a period of 15 to 25 years.

         The change in interest income (expense) and other, net, was primarily attributable to an increase in interest expense of approximately $2.0 million related to debt incurred in connection with the acquisitions of Sports Image and Motorsport Traditions.

Fiscal Year Ended September 30, 1996 Compared with Fiscal Year Ended September 30, 1995

         Net sales increased 69.2% to $44.2 million for the year ended September 30, 1996 from $26.1 million for the year ended September 30, 1995. The $18.1 million increase in net sales resulted primarily from an increase of $17.5 million in collectible sales. The increase in collectible sales is primarily attributable to (i) the continued expansion of the collectible market and the Company's ability to produce and sell increased quantities of collectibles; (ii) an increase in the number of members in the Collectors' Club (which increased to approximately 72,000 members from approximately 40,000 members at September 30, 1996 and September 30, 1995, respectively); and (iii) sales from recently introduced product lines.

         Gross profit increased to $18.9 million in fiscal 1996 from $10.2 million in fiscal 1995, representing 42.8% and 39.2% of net sales, respectively. The increase in gross profit as a percentage of net sales resulted primarily from (i) the effect of higher sales volume on fixed cost components of cost of sales, primarily depreciation charges related to the Company's tooling equipment; and (ii) increased sales through the Collectors' Club, which typically carry higher margins.

         Selling, general, and administrative expenses increased to $9.3 million in fiscal 1996 from $6.1 million in fiscal 1995, representing 21.0% and 23.4% of net sales, respectively. The increase in such expenses resulted from increased expenditures for sales and marketing, particularly increased advertising consistent with the Company's strategy to increase Collectors' Club memberships and distributor sales.

         Interest income (expense) and other, net, increased to approximately $216,000 in fiscal 1996 from approximately $24,000 in fiscal 1995. This change resulted primarily from the conversion of the 10% Convertible Subordinated Debentures (the "Debentures") into shares of the Company's Common Stock during fiscal 1995.

         The provision for income taxes in fiscal 1996 resulted in an effective tax rate of approximately 39.7% compared with an effective tax rate of approximately 33.3% in fiscal 1995. The increase in the effective tax rate occurred primarily as a result of the utilization of net operating loss carryforwards in fiscal 1995.

Pro Forma Results of Operations

         The following table sets forth the unaudited pro forma income statement data of the Company for the years ended September 30, 1996 and 1997, giving effect to the acquisitions of Sports Image, Motorsport Traditions, RYP, Image Works, and Simpson as if they had occurred on October 1, 1995, using the purchase method of accounting for business combinations. The unaudited pro forma income statement data presented herein does not purport to represent what the Company's actual results of operations would have been had those acquisitions occurred on that date or to project the Company's results of operations for any future period.

                                           (in thousands, except per share data)

                                            Year Ended              Year Ended
                                           September 30,           September 30,
                                               1996                    1997
                                           -------------           -------------
                                            (Unaudited)             (Unaudited)
Net sales..........................        $    137,930            $    158,977
Net income(1)......................               8,419                   9,338
Net income per common share(1).....        $       0.61            $       0.63

----------------------
(1) Pro forma amounts for fiscal 1997 reflect the one-time charge of approximately $5.4 million for legal settlement costs and related expenses.

         The pro forma results shown above do not account for efficiencies gained upon the consolidation of operations, including the elimination of duplicative functions and reduction of salaries expense and other related costs. The difference in earnings per share on a pro forma basis for fiscal 1997 is primarily attributable to lower gross margins as a result of the write-down of inventory by Motorsport Traditions immediately prior to the date of acquisition. The Company has implemented improvements to the management and control of inventories of the acquired companies intended to reduce the need for seasonal adjustments to inventory. The pro forma results of operations for the years ended September 30, 1996 and 1997 reflect the amortization of goodwill and other intangibles arising from the fiscal 1997 acquisitions and include additional interest expense associated with the financing of the acquisitions of Sports Image and Motorsport Traditions.

Quarterly Results of Operations

         The following table sets forth certain unaudited quarterly results of operations for each of the eight quarters in the period ended September 30, 1997. All quarterly information was obtained from unaudited financial statements not otherwise contained or incorporated by reference herein. The Company believes that all necessary adjustments have been made to present fairly the quarterly information when read in conjunction with the Consolidated Financial

Statements and Notes thereto incorporated by reference into this Prospectus. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                                     (in thousands, except per share amounts)
                                                                    Fiscal 1996
                                            -----------------------------------------------------------
                                            1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
                                            -----------     -----------     -----------     -----------
Net sales ...........................         $ 8,006         $ 9,766         $12,283         $14,161
Gross profit ........................           3,241           3,947           5,424           6,308
Income from operations ..............           1,370           1,852           2,938           3,494
Net income ..........................         $   878         $ 1,140         $ 1,777         $ 2,158
Net income per common share, assuming
   dilution .........................         $  0.07         $  0.09         $  0.14         $  0.16
Weighted average number of common
   shares, assuming dilution ........          12,840          12,913          13,147          13,118

                                                                    Fiscal 1997
                                            -----------------------------------------------------------
                                            1st Quarter     2nd Quarter     3rd Quarter     4th Quarter
                                            -----------     -----------     -----------     -----------
Net sales ...........................         $15,175         $28,302         $39,632         $47,270
Gross profit ........................           6,395          10,781          14,684          17,525
Income from operations ..............           2,843           4,583           2,349           8,361
Net income ..........................         $ 1,568         $ 2,437         $ 1,098         $ 5,043
Net income per common share, assuming
   dilution .........................         $  0.12         $  0.17         $  0.08         $  0.31
Weighted average number of common
   shares, assuming dilution ........          13,455          14,129          14,430          16,450

         The Company's revenue and operating results may be subject to quarterly and other fluctuations as a result of a variety of factors. As a result of the fiscal 1997 acquisitions, the Company believes that quarter-to-quarter comparisons of its past financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

Seasonality

         Because the auto racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (the Company's third and fourth fiscal quarters) generally are characterized by higher sales of motorsports products. The Company believes, however, that holiday sales of its products are increasing, which has the effect of reducing seasonal fluctuations in its sales.

Liquidity and Capital Resources

         The Company's working capital position increased to $57.0 million at September 30, 1997 from $18.1 million at September 30, 1996. The increase of $38.9 million is primarily attributable to the Company's 1997 public offering described below, the working capital acquired from the Company's fiscal 1997 acquisitions (primarily the purchases of Sports Image and Motorsport Traditions), and results from operations.

         Capital expenditures for the year ended September 30, 1997 totaled approximately $11.1 million, of which approximately $7.0 million was utilized for the Company's continued investment in tooling.

         On January 16, 1997, the Company sold an aggregate of 187,500 shares of Common Stock to Hasbro at a price of $14.50 per share, with net proceeds to the Company of approximately $2.6 million. The Company has agreed that, in the event that Hasbro sells such shares at a price lower than $14.50 per share during the one-year period ending on April 16, 1998, the Company will reimburse Hasbro for the amount of such loss, plus interest. See "Principal and Selling Shareholders."

         On June 24, 1997, the Company sold 1,770,000 shares of Common Stock in connection with an underwritten public offering. The Company sold an additional 315,000 shares of its common stock on July 17, 1997 pursuant to the exercise of the underwriters' over-allotment option. The net proceeds to the Company from this offering were approximately $49.8 million, after deducting estimated offering expenses and underwriting discounts and commissions.

         During the year ended September 30, 1997, the Company issued 296,092 shares of Common Stock upon the exercise of stock options, resulting in total proceeds to the Company of approximately $1.7 million.

         In November 1996, the Company purchased substantially all of the assets and assumed certain liabilities of Sports Image. The purchase price was approximately $30.0 million, consisting of a $24.0 million promissory note due January 2, 1997 and 403,361 shares of the Company's Common Stock. On January 2, 1997, the Company repaid the promissory note with the proceeds from the issuance of senior notes and a portion of the borrowings under the credit facility described below. The terms of this acquisition were determined by arms-length negotiations between representatives of Sports Image and representatives of the Company. In fiscal 1996, the Company derived approximately 16% of its net sales from Sports Image, a distributor of the Company's die-cast collectible products.

         In January 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Motorsport Traditions Limited Partnership and acquired all of the capital stock of Creative Marketing & Promotions, Inc. for approximately $13.0 million, consisting of cash in the amount of $5.4 million, a promissory note in the principal amount of $1.6 million, and an aggregate of 342,857 shares of the Company's Common Stock. The terms of the acquisitions were determined by arms-length negotiations between representatives of the sellers and representatives of the Company.

         On January 2, 1997, the Company entered into a $16.0 million credit facility (the "Credit Facility"), with First Union National Bank of North Carolina. The Credit Facility, as amended in April 1997 and February 1998, consists of a revolving line of credit (the "Line of Credit") for up to $10.0 million through March 31, 1998 and a $10.0 million letter of credit/bankers' acceptances facility (the "Letter of Credit/BA Facility"). The Line of Credit bears interest, at the Company's option, at a rate equal to either (i) the greater of (a) the bank's publicly announced prime rate or (b) a weighted average Federal Funds rate plus 0.5%, or (ii) LIBOR plus 1.9%. The Line of Credit is guaranteed by the Company's subsidiaries. The Company utilized $4.0 million of the Line of Credit to provide part of the cash portion of the purchase price for Motorsport Traditions and an additional $4.0 million of the Line of Credit to repay a portion of the $24.0 million promissory note issued in connection with the acquisition of Sports Image. The Company utilized a portion of the proceeds of the June 1997 public offering described above to repay its outstanding indebtedness under the Line of Credit. The Company had no outstanding borrowings under the Line of Credit as of September 30, 1997. The Letter of Credit/BA Facility is available for issuances of letters of credit and eligible bankers' acceptances in an aggregate amount up to $10.0 million to enable the Company to finance purchases of products from its overseas vendors. The Company had outstanding purchase commitments of approximately $3.5 million under the Letter of Credit/BA Facility as of September 30, 1997. The Credit Facility will mature on March 31, 1998. The Credit Facility contains certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness, to sell assets, or to engage in certain mergers or consolidations.

         On January 2, 1997, the Company issued an aggregate of $20.0 million principal amount of senior notes to three insurance companies (the "Senior Notes"). The Senior Notes bear interest at the rate of 8.05% per annum, provide for semi-annual payments of accrued interest, and mature on January 2, 1999. The Company may not prepay the Senior Notes prior to maturity, but must offer to redeem the Senior Notes in the event of a "Change of Control" of the Company, as defined in the Senior Notes. The Senior Notes contain certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness, to sell assets or engage in certain mergers or consolidations. The Senior Notes are guaranteed by the Company's subsidiaries. The Company utilized the proceeds from the Senior Notes to repay the remainder of the promissory note issued in connection with the acquisition of Sports Image.

         On July 22, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Image Works. The consideration paid by the Company for the purchased assets consisted of (i) $4.25 million in cash plus
(ii) a three-year promissory note that provides for a minimum principal amount of $750,000, with additional contingent payments of up to an aggregate of $1.4 million based upon the attainment of certain revenue objectives through September 30, 2000. Image Works designs and manufactures screen printed and embroidered motorsports apparel items for distribution through mass retailers and corporate accounts. Image Works generated approximately $20.0 million in revenue during calendar 1996. The terms of this acquisition were determined by arms-length negotiations between representatives of Image Works and representatives of the Company.

         On July 31, 1997, the Company acquired all of the outstanding common stock of RYP for cash of $5.7 million. RYP sells licensed motorsports products through mobile trackside stores and generated approximately $5.0 million in revenue during calendar 1996. In connection with the acquisition of RYP, the Company entered into a 15-year license agreement with Robert Yates Racing, Inc. See "Business -- Licenses." The terms of this acquisition were determined by arms-length negotiations between representatives of RYP and representatives of the Company.

         On August 8, 1997, the Company acquired certain assets and assumed certain liabilities related to the licensed mini-helmet collectible business of Simpson. The consideration paid by the Company for the purchased assets consisted of approximately $653,000 in cash, with additional contingent payments of up to an aggregate of $1.5 million based upon the attainment of certain revenue objectives. In connection with the purchase of the assets and assumption of liabilities of Simpson, the Company also entered into a 25-year license agreement with respect to certain rights used in connection with the purchased assets. Pursuant to the license agreement, the Company paid the licensor an initial license fee consisting of cash plus 19,324 shares of the Company's Common Stock. The terms of this acquisition were determined by arms-length negotiations between representatives of the seller and representatives of the Company.

         The Company is a defendant in various lawsuits. See "Business - Litigation." The Company has made no provision in its financial statements with respect to these matters. The imposition of damages in one or more of the cases against the Company could have a material adverse effect on the Company's results of operation and financial position.

         The Company believes that its current cash resources, the Credit Facility, and expected cash flow from operations will be sufficient to fund the Company's capital needs during the next 12 months at its current level of operations, apart from capital needs resulting from additional acquisitions. However, the Company may be required to obtain additional capital to fund its planned growth during the next 12 months and beyond. Potential sources of any such capital may include the proceeds from the exercise of outstanding options, bank financing, strategic alliances, and additional offerings of the Company's equity or debt securities. There can be no assurance that such capital will be available from these or other potential sources, and the lack of such capital could have a material adverse effect on the Company's business.

                                    BUSINESS

         The Company is the leader in the design and sale of licensed motorsports collectible and consumer products in the United States. The Company's products include die-cast scaled replicas of motorsports vehicles, apparel (including t-shirts, hats, and jackets), and souvenirs. The Company markets its products pursuant to license arrangements with popular race car drivers (including exclusive license arrangements with seven-time Winston Cup champion Dale Earnhardt, 1995 and 1997 Winston Cup champion Jeff Gordon, and seven-time NHRA Funny Car champion John Force), car owners, car sponsors, automobile manufacturers, and NASCAR. The Company's motorsports collectibles and most of the Company's apparel and souvenirs are manufactured by third parties, generally utilizing the Company's designs, tools, and dies. The Company screen prints and embroiders a portion of the licensed motorsports apparel that it sells.

         The Company markets its products to approximately 5,000 specialty retailers either directly or through its wholesale distributor network; to motorsports enthusiasts directly through its Collectors' Club, which currently has approximately 107,000 members; and through mobile trackside souvenir stores, promotional programs for corporate sponsors, and fan clubs. In December 1996, the Company entered into a license agreement with Hasbro, a multi-billion dollar toy and game manufacturer, covering the exclusive sale by Hasbro of a new line of motorsports-related products in the mass-merchandise market.

Industry Overview

         Motorsports racing in the United States consists of several distinct segments, each with its own organizing bodies and events. The largest segment, in terms of attendance and media exposure, is stock car racing, which is dominated by NASCAR. The other principal segments are drag racing, with NHRA the most important organizing body, and Indy car racing, controlled by the Indy Racing League and Championship Auto Racing Teams.

         According to USA Today, motorsports racing is the fastest growing spectator sport in the United States. Approximately 15.4 million people attended motorsports' premier events in 1996, almost three times the 1981 attendance. Approximately 5.6 million fans attended the 31 races in the NASCAR Winston Cup series in 1996, representing attendance of approximately 180,000 per event, more than double the 75,643 attendance per Winston Cup event in 1985. Published reports estimate that attendance at NASCAR Winston Cup events in 1997 exceeded
6.0 million fans. NHRA attendance also has grown significantly in recent years, reaching total attendance of almost 1.9 million in 1996. Motorsports events also have achieved significant success on television, with coverage of NASCAR and NHRA races provided by broadcast and cable television networks, such as ABC, CBS, ESPN, TBS, and TNN, in addition to regional sports networks. Several leading cable companies have joined forces recently to launch Speedvision, a motorsports cable network. USA Today reports that TV ratings are growing even faster than attendance, with more than 100 million people tuning into NASCAR's televised events in 1996. The Company believes that the recent construction of new superspeedways in Los Angeles, California, Ft. Worth, Texas, Las Vegas, Nevada, and other major cities will stimulate continued growth in the motorsports industry through increased exposure to new racing enthusiasts and markets.

         The growing popularity of motorsports has been recognized by corporate America. According to NASCAR, more than 70 of the Fortune 500 companies utilize motorsports sponsorship or other activities as part of their marketing strategies.

Growth Strategy

         The Company  pursues a strategy  designed to  continue  its  leadership position in the motorsports collectible and consumer products industry and to provide top race car drivers and other licensors with a broad range of revenue-producing opportunities throughout their careers. Key aspects of this strategy include (i) continuing to enhance its existing products and introduce new products that appeal to racing enthusiasts, (ii) expanding and strengthening its licensing arrangements, (iii) pursuing strategic acquisitions and alliances,
(iv) expanding existing and identifying new distribution channels and (v) developing promotional programs for corporate sponsors.
                                       23
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Enhancing Existing and Introducing New Products

         The Company continually seeks to enhance its existing products and to introduce new products that appeal to auto racing enthusiasts, including products for sale exclusively through its Collectors' Club. During the last two years, the Company has expanded its lines of die-cast collectibles to include NHRA drag racing and NASCAR's "Craftsman Truck" racing series. During fiscal 1997, the Company developed and introduced the higher priced "Elite" series of die-cast collectibles, which feature detailed equipment such as spark plug wires, braided hoses, and realistic suspension systems. The Revell Acquisition provides the Company with additional lines of high-quality die-cast motorsports collectibles that the Company intends to market under various well-recognized "Revell" trademarks at price points that are different from those of the Company's existing die-cast product lines. The Company also has expanded its consumer product offerings to include licensed motorsports apparel, souvenir, and other consumer products. In addition, the Company has entered the retail mass-merchandise market through a license agreement with Hasbro, under which Hasbro will manufacture and market, with the Company's assistance, a line of motorsports products that will not compete with the Company's core products.

         The Company believes that its ongoing investment in tooling enables the Company to produce die-cast products of higher quality and detail than those produced by its competitors. The Company has invested more than $15.2 million in its proprietary tooling, which contributes significantly to the quality of the Company's products and is critical to imparting the high level of detail and quality that collectors demand. The Company intends to continue investing in its proprietary tooling in order to upgrade and expand existing product lines and to add new products. The Company strives to enhance the demand for and to increase the value of its collectible products by offering limited numbers of each item.

Expanding and Strengthening Licensing Arrangements

         The Company focuses on expanding and strengthening its relationships with existing licensors as well as entering into licensing arrangements with additional motorsports personalities in order to further solidify its position as the leader in the motorsports marketplace. The Company believes that its licensing arrangements with top race car drivers (including Dale Earnhardt, Jeff Gordon, Rusty Wallace, and John Force), car owners, manufacturers, and corporate sponsors provide the Company with a competitive advantage. In connection with the Revell Acquisition, the Company entered into a 10-year license agreement under which it has the right to market certain die-cast products under the well-recognized "Revell" trademark. These licensing arrangements enable the Company to manufacture and distribute distinctive collectibles and other products to the growing market of motorsports enthusiasts.

Pursuing Strategic Acquisitions or Alliances

         The Company seeks to acquire existing businesses and enter into strategic alliances that it believes will enable the Company to introduce new products or expand its product lines, to leverage or expand its licensing arrangements, or to improve its distribution channels. In evaluating a proposed acquisition candidate, the Company considers a number of factors, including the quality of its management, its historical operating results and future earnings potential, the size and anticipated growth of the market it serves and its relative position in that market, and competitive factors. Following each acquisition, the Company takes steps to enhance the operating efficiencies of the acquired business. During fiscal 1997, the Company acquired Sports Image, Motorsport Traditions, RYP, Image Works, and Simpson. In addition, during fiscal 1997, the Company entered into strategic alliances with Hasbro, NASCAR, and several of the most popular Winston Cup racing teams. Subsequent to September 30, 1997, the Company (i) acquired the assets related to the motorsports die-cast collectible product lines of Revell and entered into a strategic alliance with Revell involving extensive product licensing and distribution arrangements; (ii) entered into an exclusive license arrangement with RCR that gives the Company rights with respect to several of the most popular racing teams; and (iii) completed the Rusty Wallace Acquisition.

Expanding Existing and Identifying New Distribution Channels

         The Company plans to continue to expand its existing distribution channels and to identify new distribution channels. Prior to the Company's fiscal 1997 acquisitions, the Company distributed its products primarily to approximately 5,000 specialty retailers through its wholesale distribution network and directly to motorsports enthusiasts through its Collectors' Club. The Company intends to continue to develop new programs designed to enhance sales through the Collectors' Club and its wholesale distribution network. The fiscal 1997 acquisitions of Sports Image and Motorsport Traditions, which distributed products directly to many of those 5,000 specialty retailers, also added complementary distribution channels, such as mobile trackside souvenir stores and fan clubs, and provide the Company with the opportunity to cross-market its die-cast, apparel, and souvenir products through all of its distribution channels. As a result of the Revell Acquisition, the Company plans to work with sales representatives for Revell's product lines of plastic model kits to market certain of the Company's die-cast collectibles to hobby shops where Revell's model kits currently are sold. The acquisition of Image Works provided the Company with immediate access to mass merchandising channels for its licensed motorsports apparel and other products through large retailers such as Wal-Mart and K-mart, as well as Image Works' catalog merchandising programs targeted at corporate motorsports sponsors. In addition, the license agreement with Hasbro has provided the Company with a source of licensing revenue from the mass-merchandise market without committing substantial resources to manufacturing and marketing activities. The Company believes that targeting products to specific market niches identified by its database management systems, distributing its products through the distribution channels of major corporate sponsors of motorsports, and developing on-line ordering capabilities on its Internet website may represent important new distribution channels in the future.

Developing Corporate Promotional Programs

         The Company provides complete marketing services to create corporate promotional programs for large corporate sponsors. Promotional programs typically involve special productions of the Company's licensed die-cast replicas, apparel, souvenirs, or other consumer products as a low-cost or free award to increase brand awareness and name recognition of the corporate sponsor. For example, in fiscal 1997 the Company completed a promotional program that appeared on boxes of Wheaties(R) cereal and offered two special-edition Dale Earnhardt Wheaties(R) die-cast replicas, a t-shirt, and a hat. The Company also recently completed promotional programs for "NAPA" auto parts and "Jurassic Park
- The Ride." The Company plans to pursue future promotional programs and currently is in discussions to develop programs with major corporate sponsors.

Products and Services

Die-Cast Scaled Replica Vehicles

         The Company designs and markets scaled replicas of motorsports-related vehicles that are constructed using die-cast bodies and chassis with free wheeling deluxe wheels and tires. The Company markets its die-cast racing collectibles pursuant to approximately 300 active licenses with race car drivers, owners, and sponsors as well as under license agreements with NASCAR, Ford Motor Company, and several divisions of General Motors Corp. The die-cast collectibles offered by the Company relate to stock car, NHRA drag racing, "Super Truck" racing, USAC racing, and "World of Outlaws" sprint car racing. The Company's die-cast collectibles consist of (i) 1:64th, 1:43rd, 1:24th, and 1:18th scale replicas of actual racing vehicles, which are approximately three inches, five inches, eight inches, and eleven inches long, respectively; (ii) 1:96th and 1:64th scale racing vehicle transporters; (iii) a 1:16th scale pit wagon; and (iv) 1:24th scale dually trucks with trailers. The Company's die-cast replicas typically range in price at retail from approximately $9.00 to $75.00 per item, depending on size, type of vehicle, and level of detail. A 1:24th scale replica of an actual racing vehicle typically retails for $35.00. The Company offers its die-cast collectibles primarily through its wholesale distributor network to specialty retailers, through its Collectors' Club, through mobile trackside stores, and through corporate promotional programs. See "Business - Sales and Distribution."

         Historically, the Company has designed and marketed die-cast collectibles featuring drivers and vehicles from the NASCAR Winston Cup series. During fiscal 1995, the Company began the development of several new lines of die-cast collectibles featuring replicas of vehicles from other popular motorsports. The Company successfully introduced its line of Winston NHRA Top Fuel Dragsters and a line of die-cast collectible replicas from the popular new NASCAR "Craftsman Truck" series in fiscal 1995 and introduced its line of Top Fuel Funny Car replicas in fiscal 1996. In addition, during the second half of fiscal 1997 the Company introduced the "Elite" series of die-cast replicas of NASCAR racing vehicles, which feature highly detailed equipment such as spark plug wires, braided hoses, and realistic suspension systems. The Company sells the Elite series of collectibles exclusively through the Collectors' Club for approximately $75.00 per replica.

         The Company enhances the collectible value and appeal of its products through various measures. These measures include (i) designing die-cast collectibles that include features that are not offered by the Company's competitors; (ii) limiting the quantities of each item that it produces and sells; (iii) specifying on the packaging material of certain die-cast collectibles the quantity of that limited-edition item actually produced; (iv) offering certain items only through its Collectors' Club; and (v) designing and developing new packaging concepts to improve the display of each collectible item.

Motorsports Consumer Products

         The Company markets various licensed motorsports apparel, souvenirs, and other consumer products, including t-shirts, jackets, hats, license plate brackets, mugs, pins, and key chains. Each of the motorsports consumer products generally features the name, likeness, and car number of a popular race car driver. The Company intends to acquire licenses with additional drivers and to develop new motorsports consumer products, including items bearing the "NASCAR" name and logo in connection with the Company's license agreement with NASCAR. The Company's licensed motorsports apparel items utilize unique and creative designs that are printed or applied to high-quality shirts, hats, jackets, and other products. The Company designs and sells its motorsports apparel products in sizes ranging from infant to youth to men's and women's adult sizes. The Company designs its motorsports consumer products primarily for high-volume distribution through retail outlets, mobile trackside stores, and promotional programs with corporate sponsors of racing teams and racing events. See "Business - Sales and Distribution."

Mass-Merchandise License

         The Company licenses Hasbro to produce a line of motorsports-related products specifically designed for the mass-merchandise market. See "Business - Licenses." Under this license, Hasbro currently markets a line of die-cast replicas of racing vehicles, which was jointly developed by the Company and Hasbro, under the "Winner's Circle" brand name. The mass-market die-cast products manufactured and marketed by Hasbro are completely distinct from the Company's current products and do not compete directly with the Company's limited-edition motorsports die-cast collectible products. Under the agreement, Hasbro also will market other licensed motorsports products, including radio-controlled cars, slot car sets, games (such as electronic and CD-ROM interactive games), plush toys, figurines, play sets, walkie talkies, and other items similar to products that Hasbro currently markets under the "Kenner," "Tonka," and "Milton Bradley" brand names.

         The Company believes that the license agreement with Hasbro allows the Company to capitalize on opportunities in the mass-merchandise market. The agreement will enable the Company to remain focused on its core business of designing and marketing motorsports collectibles, apparel, and souvenir products while enabling the Company to benefit from Hasbro's retail mass-merchandise marketing expertise and resources. The agreement also provides a means of expanding the Company's product offerings without committing substantial resources to manufacturing and marketing activities or subjecting it to the risks inherent in the mass-merchandise market.

Corporate Promotional Programs

         The  Company  provides  comprehensive  marketing  services  designed to create corporate promotional programs for large corporate sponsors that advertise in motorsports. Many corporations sponsor racing vehicles or events and advertise at motorsports events and in motorsports-related media in order to increase awareness of their brands among consumers and to encourage consumers to purchase their products. The Company provides design services, graphic artists, and the capacity to deliver a wide array of promotional products, such as die-cast replicas, t-shirts, and hats. The corporate sponsors use these products either as free or low-cost awards with the purchase of their own products or in sweepstakes or other promotions. The Company also provides in-house marketing and distribution support for its promotional programs, including in-bound order processing, order fulfillment, sweepstakes processing, and redemption programs. Die-cast replica vehicles sold as promotional items are not sold through the Company's wholesale distribution network or through its Collectors' Club.

Action Sports Management

         The Company represents a number of top race car drivers in a broad range of licensing and other revenue-producing opportunities, including product licenses, corporate sponsorships, endorsement contracts, and speaking engagements. The Company provides a number of services designed to enable drivers to maximize revenue opportunities throughout their careers. Since the commencement of its sports management business in fiscal 1996, the Company has entered into exclusive agreements to represent seven-time Winston NHRA Funny Car champion John Force and other popular drag racing drivers, including Darrell Alderman, Mike Dunn, Scott Geoffrion, and Darrell Gwynn. As a result of the
Company's ability to represent drivers effectively in obtaining favorable licensing arrangements and other revenue opportunities, the Company believes that it is well-positioned to attract and retain top race car drivers.

Sales and Distribution

         The Company markets its die-cast collectibles to approximately 5,000 specialty retailers through its wholesale distributor network, through its Collectors' Club, through mobile trackside stores, and through corporate promotional programs. The Company markets its motorsports consumer products primarily through direct trackside sales to race fans; through an in-house sales force and independent representatives to approximately 5,000 specialty retailers and to major discount and department stores, retail automotive product outlets, and convenience stores; and through promotional programs with corporate sponsors.

Wholesale Distribution

         The Company markets its die-cast collectibles on a wholesale basis through approximately 40 distributors operating in the United States. The distributors solicit orders for the Company's die-cast products from approximately 5,000 specialty retailers throughout the United States. The retailers include stores specializing in motorsports collectibles and apparel and stores specializing in other sports collectible items. As a result of the Revell Acquisition, the Company plans to work with sales representatives for Revell's product lines of plastic model kits to market certain of the Company's die-cast collectibles to hobby shops where Revell's model kits currently are sold. Employees of the Company attend trade shows in an effort to attract new distributors and retailers to its network. The Company advertises its die-cast collectibles in newspapers and magazines covering motorsports and the collectibles markets. These advertisements encourage consumers to contact the nearest retailers to purchase the Company's die-cast collectibles. The Company also takes measures to increase consumer awareness of its products through radio and television advertising, including promotion of its collectibles on "home shopping" television programs and advertising during popular television programs of interest to motorsports enthusiasts.

         The Company utilizes its distributor network as well as an in-house sales force and independent representatives to market its motorsports apparel, souvenirs, and other consumer products on a wholesale basis to the same specialty retailers that sell its die-cast collectibles. The Company's in-house sales force and independent representatives also market certain motorsports consumer products on a wholesale basis to major discount and department stores such as Wal-Mart and K-Mart, to automotive retail stores, and to convenience stores.

Collectors' Club

         The Company markets certain of its die-cast collectibles exclusively through its Collectors' Club. Members of the Company's Collectors' Club pay a lifetime membership fee that entitles them to receive membership premiums, a quarterly magazine, catalogs, and other special sales materials highlighting the Company's collectibles and other products. Membership in the Collectors' Club increased from approximately 22,000 members in September 1994 to approximately 112,000 members as of January 30, 1998. The Company strives to increase collector interest in its products and to enhance its products' value as collectibles by (i) offering certain items exclusively through its Collectors' Club; (ii) producing a limited number of each collectible; and (iii) limiting the number of a particular item that each member may purchase. Following the acquisitions of Sports Image and Motorsport Traditions, the Company began developing a line of licensed motorsports apparel and souvenirs to offer exclusively through its Collectors' Club. The Company advertises its Collectors' Club in publications that focus on motorsports or the collectibles industry and through limited radio and television advertisements. During 1996 and 1997, the Company increased its advertising on cable television during televised motorsports events and related programming in order to enhance its exposure to motorsports enthusiasts.

         The Company employs customer service representatives and an automated call distribution telephone system to take membership applications, take customer orders, and handle customer inquiries. The Company utilizes an advanced telephone and computer system that combines telemarketing functions, computerized order processing, and automated warehouse operations to answer and process telephone orders to its Collectors' Club more effectively and efficiently and to accommodate the significant growth in club membership in recent years. The system also enables the Company to track the effectiveness of each advertisement and to target its marketing and advertising programs accurately for enhanced impact.

Trackside Sales

         Average attendance at NASCAR Winston Cup racing events grew to approximately 180,000 fans per race during 1996. Following the Rusty Wallace Acquisition, the Company owns and operates 25 fully equipped mobile trackside stores to capitalize on this large base of potential customers. Some or all of the Company's mobile trackside stores travel to each NASCAR Winston Cup race (34 events in 1997) as well as to other selected racing events. Each mobile trackside store is decorated with the logos and color scheme of a particular racing team and driver and sells a complete assortment of licensed motorsports apparel, souvenirs, and die-cast collectibles dedicated to that team and driver. These mobile stores represent the only trackside opportunities for racing enthusiasts to purchase motorsports products using the name and likeness of the driver and racing team featured in each store. In connection with the Revell Acquisition, the Company acquired the exclusive rights to market "Revell" plastic model kits at trackside stores at all NASCAR, NHRA, and other major motorsports events throughout the United States.

Corporate Promotional Programs

         The Company creates promotional programs for large corporate sponsors of motorsports. The Company plans to pursue future promotional programs and currently is in discussions with major race car drivers and corporate sponsors in its effort to develop such programs. See "Business - Products and Services - Corporate Promotional Programs."

Design and Production

Die-cast Scaled Replica Vehicles

         The Company designs each die-cast collectible that it markets. The Company's design artists take numerous photographs of the actual racing cars, trucks, and other vehicles to be produced as die-cast replicas. Working from these photographs, the Company's artists and engineers use computer software to create detailed scale renderings of the vehicles. After approval of the rendering by the vehicle owner, driver, or racing team sponsor, the Company supplies computerized renderings to one of its manufacturers in China. The manufacturer produces a sample or model, which the Company then inspects for quality and detail. After final approval, the manufacturer produces the die-cast replicas, packages them, and ships the finished products to the Company or, in certain instances, directly to the Company's customers.

         The Company's die-cast collectibles (other than products sold under the "Revell" trademark) are manufactured under an exclusive agreement with a third-party manufacturer in China. The term of the agreement currently extends through December 31, 1998 and automatically renews for successive one-year terms unless terminated by either party by giving written notice to the other party at least 90 days prior to the end of the then-current term. The Company owns a significant portion of the tooling that the third-party manufacturer uses to produce die-cast collectibles for the Company and has partial control over the production of its die-cast collectibles under the manufacturing agreement. The Company invested approximately $2.6 million and $7.0 million in tooling for its proprietary line of die-cast collectibles in fiscal 1996 and fiscal 1997, respectively. The Company believes the breadth and quality of the tooling program provides the Company with a competitive advantage in the motorsports collectible market. The Company intends to make additional investments in tooling in order to support the growth of its business. The Company also devotes a significant amount of time and effort to the production of its die-cast collectibles to ensure that the resulting products display a level of quality and detail that is superior to competing products, including opening hoods and trunks, detailed engines, working suspensions, and pad printing instead of stickers or decals. The Company believes that its overseas manufacturer of die-cast collectibles is dedicated to high quality and productivity as well as support for new product development. An affiliate of the Company's China-based die-cast manufacturer currently owns 450,000 shares of the Company's Common Stock. See "Principal and Selling Shareholders." The Company believes that this ownership interest further aligns the interests of the manufacturer with those of the Company.

         In connection with the Revell Acquisition, the Company acquired the tooling and dies utilized to manufacture the Revell-trademarked lines of die-cast products. These tools and dies are located at the facilities of two additional third-party manufacturers in China, and the Company has made arrangements with those manufacturers to continue producing the Revell-trademarked die-cast products for the Company. The Company believes that its new third-party manufacturers have demonstrated their ability to produce high-quality die-cast products and are committed to maintaining their standards of quality and productivity following the Revell Acquisition. The Company intends to make additional investments in the tooling utilized in manufacturing these new product lines in order to support the anticipated growth in sales of Revell-trademarked products, to develop and introduce new lines of Revell-trademarked products, and to ensure that those products are manufactured to the Company's standards of quality. Although the Company believes that its new manufacturing arrangements will provide the Company some protection against the risks inherent in relying on a single manufacturer for its die-cast products, the Company currently does not have a formal long-term arrangement with either of its new third-party manufacturers. See "Risk Factors - Dependence on Third Parties for Manufacturing."

Motorsports Consumer Products

         The Company currently designs substantially all of its licensed motorsports apparel, souvenirs, and other consumer products and arranges for the manufacture of most of such products on a purchase order basis with third-party manufacturers located primarily in the United States. As a result of its recent acquisition of Image Works, the Company now screen prints and embroiders a portion of the licensed motorsports apparel that it sells.

The Company's graphic artists and product designers seek to develop unique products and artistic designs that will appeal to motorsports enthusiasts and distinguish the Company's apparel and souvenir products from those of its competitors. The Company's artists and designers also work closely with the third-party manufacturers in order to ensure that the products conform to design specifications and meet or exceed quality requirements. The Company believes that a number of alternative manufacturers for each of these products is readily available in the event that the Company is unable to obtain products from any particular manufacturer. The Company owns the tooling and dies used to manufacture certain of its motorsports consumer products. As the Company develops new motorsports consumer products that require specialized tooling, the Company intends to build or purchase the new tooling that will be required to permit the third-party manufacturers to produce those items.

Licenses

Product Licenses

         The Company focuses on developing long-term relationships with and engages in comprehensive efforts to license the most popular drivers and car owners in each top racing category, their sponsors, and others in the motorsports industry. The Company currently has licenses with approximately 300 race car drivers, car owners, and car sponsors as well as with NASCAR, Ford Motor Company, several divisions of General Motors Corp., and PACCAR, Inc. (the manufacturer of Kenworth and Peterbilt trucks). The Company continually strives to strengthen its relationships with licensors and to develop opportunities to market innovative collectible and consumer products that appeal to motorsports enthusiasts. The Company believes that its license agreements with top race car drivers, such as seven-time Winston Cup champion Dale Earnhardt, 1995 and 1997 Winston Cup champion Jeff Gordon, seven-time NHRA Funny Car champion John Force, Kenny Bernstein, Rusty Wallace, Dale Jarrett, Mark Martin, Bill Elliot, and Bobby Labonte, significantly enhance the collectible value and marketability of its products. By aligning itself with top racing personalities and providing a broad range of revenue opportunities, the Company believes that it will be able to leverage those relationships to attract additional drivers in order to generate increased revenue for the Company as well as increased earnings for the drivers.

         Except for its licenses with Dale Earnhardt, Jeff Gordon, Rusty Wallace, and certain race car team owners, as described below, the licenses with race car drivers generally provide for a term of one year and permit the Company to use the driver's name, photograph or likeness, and autograph; the licenses with race car owners generally provide for a term of one year and permit the Company to use the car number and colors; the licenses with manufacturers provide for terms of two or more years and permit the Company to reproduce the cars or trucks themselves; and the license agreements with various sponsors generally provide for terms of one to three years and permit the Company to reproduce the sponsors' decals and logos as they appear on the cars or trucks. Depending upon the particular agreement, the individual licenses either renew automatically, may be renewed or extended upon written request by the Company, or expire at the end of the specified term. The agreements with the drivers, car owners, car and truck manufacturers, and car sponsors provide for payments by the Company to the licensors of either (i) a fixed dollar amount, which may include a substantial advance to the licensor; (ii) a fixed amount per item sold by the Company pursuant to the license; (iii) a percentage of the net sales for a program or a percentage of the Company's wholesale price per item sold by the Company pursuant to the license; or (iv) a combination of the above. License agreements with certain sponsors do not require payments by the Company to the licensors because of the advertising value provided to the licensor as a result of having its decals and logos displayed on the Company's products. The Company continually strives to renew existing agreements or to enter into new license agreements with existing or new drivers, car owners, and car sponsors and to develop new product programs pursuant to its license agreements in its effort to maintain its leadership position in the motorsports licensed products industry.

Dale Earnhardt License Agreement

         In connection with the acquisition of Sports Image, the Company entered into a license agreement with Dale Earnhardt (the "Earnhardt License") under which the Company has the right to market licensed motorsports products utilizing the likeness of Mr. Earnhardt. Under the Earnhardt License, Mr. Earnhardt also granted the Company the right of first refusal to make, have made, use, sell, or otherwise distribute any new licensable products that Mr. Earnhardt becomes aware of and approves for marketing. The Earnhardt License also provides that Mr. Earnhardt will not personally market and will not permit others to market, through the same channels of distribution used by the Company, any products bearing his likeness that are the same as or similar to products marketed by the Company under the Earnhardt License. The term of the Earnhardt License extends to November 2011 and from year to year thereafter unless terminated by either party.

Jeff Gordon License and Endorsement Agreements

         In connection with the acquisition of Motorsport Traditions, the Company entered into license agreements with an affiliate of Jeff Gordon under which the Company acquired (i) the exclusive rights to manufacture and market various apparel and souvenir products bearing the name, likeness, and signature of Mr. Gordon and the likeness of his race car and (ii) the exclusive right to manufacture and market die-cast replicas of Mr. Gordon's race car and related vehicles (the "Gordon Licenses"). The Gordon Licenses expire on December 31, 2000, subject to renewal by agreement between the parties. The Gordon Licenses require the Company to pay the licensor royalties based on a percentage of the wholesale price of licensed products sold by the Company, with minimum royalty payments each year during the term of the agreement. In connection with the Gordon Die-Cast License, the Company also entered into a personal service and endorsement agreement with Jeff Gordon and an affiliate of Mr. Gordon (the "Endorsement Agreement"). During the term of the Endorsement Agreement, which expires on December 31, 2000, the Company will have the right to use Mr. Gordon's name, likeness, signature, and endorsement in connection with the advertisement, promotion, and sale of the die-cast collectibles to be produced under the Gordon Die-Cast License.

Rusty Wallace License Agreement

         In connection with the Rusty Wallace Acquisition, the Company entered into a license agreement (the "Wallace License") with an affiliate of Rusty Wallace. Pursuant to the Wallace License, the Company has the right to market certain products bearing the name or likeness of Mr. Wallace and a right of first refusal to make, have made, use, sell, or otherwise distribute any new licensable products that bear the name or likeness of Mr. Wallace. The Wallace License also provides that Mr. Wallace will not personally market and will not permit others to market, through the same channels of distribution used by the Company, any products bearing his likeness that are the same as or similar to products marketed by the Company under the Wallace License. The Wallace License requires the Company to pay the licensor royalties based on a percentage of the wholesale price of licensed products sold by the Company, with minimum royalty payments each year during the term of the agreement if certain minimum sales requirements are met. The Wallace License expires on December 31, 2004, subject to two five-year renewal options by agreement between the parties.

Significant Team Owner Licenses

         During fiscal 1997, the Company entered into license agreements with several of the most popular NASCAR race car team owners, including Robert Yates Racing, Inc. ("Yates"), Richard Childress Racing Enterprises, Inc. ("Childress"), Joe Gibbs Racing, Inc. ("Gibbs"), and Dale Earnhardt, Inc. ("DEI"). These licenses provide the Company with a right of first refusal to market products bearing the likeness of Yates' "#28" and "#88" Winston Cup cars; Childress' "#3" and "#31" Winston Cup and other racing vehicles; Gibbs' "#18" Winston Cup car and a second car beginning in 1998; and DEI's "#14" Winston Cup car and other racing vehicles. To the extent that the Company exercises its right of first refusal, the license agreements also provide that the licensor will not directly market and will not permit others to market, through the same distribution channels used by the Company, any of the licensed products. The license agreements with Yates, Childress, Gibbs, and DEI provide for terms of 15, 10, 5, and 3 years, respectively. Each of the license agreements with the team owners requires the Company to pay the licensor royalties based on a percentage of the wholesale price of licensed products sold by the Company. Certain of the license agreements also provide for minimum royalty payments to the licensors.

Revell License Agreement

         In connection with the Revell Acquisition, the Company entered into a license agreement with Revell (the "Revell License") that gives the Company the exclusive right to use the "Revell Racing," "Revell Select," and "Revell Collection" trademarks in connection with sales of NASCAR, NHRA, and certain other motorsports-related die-cast collectibles in the United States and Canada. In addition, under the Revell License the Company has a non-exclusive right to use the Revell trademarks described above in connection with up to $5.0 million per year of sales of NASCAR, NHRA, and certain other motorsports-related die-cast products outside the United States and Canada. The term of the Revell License runs through December 31, 2007, at which time it will automatically renew for successive one-year terms unless either party elects to terminate by giving written notice at least 90 days prior to the end of the initial term or any successive one-year term.

Hasbro License Agreement

         The license agreement between the Company and Hasbro (the "Hasbro License") covers the exclusive sale by Hasbro in the mass-merchandise market of specific motorsports-related products for which the Company has or will secure exclusive or non-exclusive licenses from race car drivers, owners, manufacturers, and sponsors. The Company believes that the Hasbro License provides the Company with a source of revenue from the mass-merchandise market without committing substantial resources to manufacturing and marketing activities or subjecting the Company to the risks inherent in the mass-merchandise market. Under the Hasbro License, the Company is responsible for acquiring and maintaining the license rights with the licensors, and Hasbro is responsible for all costs and other arrangements relating to tooling, manufacturing, transportation, marketing, distribution, and sales of licensed products. Hasbro will be responsible for and will pay or reimburse the Company for all license fees and royalties, including advances and guarantees, paid to licensors for licensed products. The licensed products consist of (i) die-cast replicas of motorsports vehicles and a 1:18th-scale plastic toy car, for which Hasbro pays a specified royalty, and (ii) all other products that Hasbro may market as licensed motorsports products, including, for example, radio-controlled cars, slot car sets, games (including electronic and CD-ROM interactive games), plush toys, figurines, play sets, walkie talkies, and other products, for which Hasbro pays a specified royalty. Hasbro currently markets similar products under the "Kenner," "Tonka," "Milton Bradley," and other brand names. Hasbro will pay the Company guaranteed minimum annual royalty payments of $500,000 to $1.0 million, depending on certain circumstances.

         Hasbro's initial focus under the Hasbro License has been to develop, with the Company's assistance, a line of motorsports die-cast products for the retail mass-merchandise market. Hasbro will fund all capital requirements for this product line and will manufacture, distribute, and market the products under the "Winner's Circle" brand name. This product line has been recently introduced to mass-market retailers. The mass-market die-cast products manufactured and marketed under the Hasbro License are completely distinct from the Company's current products and do not compete directly with the Company's limited-edition motorsports die-cast collectible products.

         The Hasbro License provides for a term ending on December 31, 2001. Hasbro may extend the Hasbro License for an additional three-year term, provided that total wholesale revenue of licensed products exceeds a specified amount during the initial term.

NASCAR License Agreement

         In April 1997, the Company entered into a licensing agreement and marketing alliance with NASCAR that gives the Company the non-exclusive right to use the "NASCAR" name and logo on all of its products and product packaging as well as on related sales, marketing, and promotional materials. Under the NASCAR license, the Company will be an official licensee of the "NASCAR 50th Anniversary" program and intends to develop several product lines in connection with that promotion. In addition, the Company and NASCAR currently are working together to develop other promotional programs targeted at many of NASCAR's corporate sponsors.

Competition

         The motorsports collectible and consumer product industry is extremely competitive. The Company competes with major domestic and international companies, some of which have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than the Company possesses. The Company's motorsports die-cast collectibles compete with die-cast and other motorsports collectibles and, to a certain extent, die-cast replicas of motorsports vehicles that are sold through mass retail channels. The Company's motorsports apparel and souvenirs compete with similar products sold or licensed by drivers, owners, sponsors, and other licensors with which the Company currently does not have licenses as well as with sports apparel licensors and manufacturers in general. Emerging companies also may increase their participation in these markets. The Company's promotional products compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards.

         The Company believes that its relationships and licenses with top race car drivers, car owners, and other popular licensors represent a significant advantage over its competitors in the motorsports collectible and consumer products industry. The Company strives to expand and strengthen these relationships and to develop opportunities to market innovative licensed collectible and consumer products that appeal to motorsports enthusiasts. The ability of the Company to compete successfully depends on a number of factors both within and outside its control, including the quality, features, pricing, and diversity of its products; the quality of its customer services; its ability to recognize industry trends and anticipate shifts in consumer demands; its success in designing and marketing new products; the availability of adequate sources of manufacturing capacity and the ability of its third-party manufacturers to meet delivery schedules; its efficiency in filling customer orders; the continued popularity of the motorsports personalities with whom the Company has licensing arrangements; its ability to renew existing licensing arrangements and enter into new licensing arrangements; its ability to develop and maintain effective marketing programs that enable it to sell its products to motorsports enthusiasts; product introductions by the Company's competitors; the number, nature, and success of its competitors in a given market; and general market and economic conditions.

Backlog

         The Company accepts orders from members of its Collectors' Club in advance of the arrival of certain collectible products from the manufacturers. The Company had outstanding orders for approximately $2.0 million of such products as of December 31, 1997.

Trademarks and Patent Rights

         Although the Company's business historically has not depended on trademark or patent protection, the Company recognizes the increasing value of its various trade names and marks. The Company is taking steps designed to protect, maintain, and increase the value of its trade names and marks. The Company does, however, license valuable trademarks and other rights from third parties. See "Business - Licenses."

Insurance

         The Company maintains a $2.0 million product liability insurance policy to cover the sale of its die-cast and other products. The Company maintains an additional $5.0 million in commercial umbrella liability coverage. The Company also maintains a $6.0 million insurance policy to cover its molds and dies located at its primary third-party die-cast manufacturer in China and a $5.0 million insurance policy to cover lost revenue in the event of certain interruptions of business with its primary overseas manufacturer of die-cast collectibles. The Company believes its insurance coverage is adequate.

Litigation

         On May 17, 1993, the state of Arizona (the "State") instituted a lawsuit against the Company and 29 other defendants in the United States District Court for the District of Arizona. The State seeks recovery of certain clean-up costs under federal and state environmental laws. Specifically, the State seeks recovery of expenses that it has incurred to date for an environmental investigation and clean-up of property formerly used as a site for recycling hazardous wastes. The State alleges that the property has been contaminated with hazardous substances. In addition, the State seeks a declaratory judgment that the Company and the other defendants are jointly and severally liable for all future costs incurred by the State for investigative and remedial activities, and seeks a mandatory permanent injunction requiring the Company to undertake appropriate assessment and remedial action at the property. The State has not specified the amounts it seeks to collect from the Company. The State alleges that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were predecessors of the Company that produced and arranged for the transportation of hazardous substances to the property involved in the lawsuit. The Company is defending this lawsuit on various bases including that F.W. Leisure Industries, Inc. and/or F.W. & Associates, Inc. were not predecessors of the Company and that neither the Company nor any predecessor of the Company has ever produced or transported hazardous substances as alleged by the State. The State has settled a portion of its claims with respect to a large number of the other defendants to the lawsuit. The Company is not a party to that settlement. On February 1, 1995, a number of the defendants that agreed to the settlement with the State were granted leave to file, and subsequently did file a cross-claim against the Company seeking indemnity from the Company based on the same predecessor liability theory asserted by the State. The parties have conducted discovery limited to the issue of any defendant's status as a responsible party and regarding the Company's status as a successor corporation. On March 25, 1997, the Court ruled that under federal environmental law the Company would be treated as the successor to F.W. & Associates, Inc., and/or F.W. Leisure Industries, Inc. The Company may appeal this ruling at the appropriate time. Discovery is now ongoing with regard to the merits of the underlying environmental claims and the amounts of those claims. The Company currently estimates the potential loss to be approximately $800,000 in the event that its defense proves unsuccessful. The Company has made no provision in its finanical statements with respect to this matter.

         A lawsuit, purportedly on behalf of Action Products, Inc. ("API"), a dissolved Arizona corporation, was instituted on December 22, 1995 against the Company, Fred W. Wagenhals, and others in the United States District Court for the District of Arizona. The complaint requested damages, including punitive and treble damages in an unspecified amount. The complaint alleged that the Company, Mr. Wagenhals, and others breached contractual and other duties to API and appropriated certain business opportunities of API and further claimed that these activities were part of a fraudulent scheme. In July 1997, the Company, Mr. Wagenhals, the other defendants, and the plaintiff settled the lawsuit for a $4.9 millon payment by the Company to the plaintiff and the execution of mutual releases. In connection with the proposed settlement, Mr. Wagenhals waived any claims that he may have to the settlement proceeds as an approximately 20% shareholder of API.

         On March 4, 1997, two class action lawsuits were filed against the Company and approximately 28 other defendants in the United States District
Court for the Northern District of Georgia. The lawsuits allege that the defendants engaged in price fixing and other anti-competitive activities in violation of federal anti-trust laws. The Company was named as a defendant based upon actions alleged to have been taken by Sports Image, Inc., a North Carolina corporation ("Sports Image N.C.") and Creative Marketing & Promotions, Inc. ("CMP") prior to the Company's acquisitions of the assets and capital stock, respectively, of those entities. The actions were subsequently consolidated by order of the court. The caption of the consolidated action is "In re Motorsports Merchandise Antitrust Litigation" and the files are maintained under Master File No. 1-97-CV-0569-CC. On May 30, 1997, a consolidated amended complaint was filed, which deleted the Company as a defendant with respect to claims based upon actions alleged to have been taken by Sports Image N.C. and named the Company's wholly owned subsidiary, Sports Image, Inc., an Arizona corporation ("Sports Image AZ"), as a defendant with respect to those claims. The Company remains a defendant with respect to claims based upon actions alleged to have been taken by CMP. On July 31, 1997, the Company acquired all of the outstanding capital stock of RYP, which is another defendant in this matter. Accordingly, the Company has assumed the defense of this matter with respect to claims based upon actions alleged to have been taken by RYP and has agreed to be responsible for and to pay any costs, fees, expenses, damages, payments, credits, rebates, and penalties arising out of this matter with respect to RYP, up to an aggregate of $400,000 (the "$400,000 Cap"). The $400,000 Cap excludes attorneys fees and certain other costs and expenses that the Company may incur in defending or settling this matter. The plaintiffs have requested injunctive relief and monetary damages of three times an unspecified amount of damages that the plaintiffs claim to have actually suffered. On August 1, 1997, answers were filed on behalf of the Company and Sports Image AZ denying the allegations of the complaint. Pursuant to an agreement between the plaintiffs and Sports Image AZ to toll the running of the statute of limitations with respect to any claims against Sports Image AZ, on November 17, 1997 the plaintiffs filed a motion to dismiss Sports Image AZ from the case without prejudice. The parties currently are conducting class discovery. The Company intends to vigorously defend the claims asserted in the amended and consolidated complaint.

         On June 4, 1997, Petty Enterprises, Inc. Licensing Division filed a lawsuit against the Company and Fred W. Wagenhals in the General Court of Justice for Randolph County, North Carolina. The complaint alleges that the Company engaged in activities that resulted in common law trademark infringement, fraud, unfair competition, "palming off" unauthorized goods as authorized products, marketing unlicensed products, misappropriation of business opportunities, breach of contract, unjust enrichment, conversion, and violations of the North Carolina Unfair and Deceptive Trade Practices Act and the Lanham Act. In particular, the plaintiff alleges that the Company manufactured and sold products in quantities greater than the amounts permitted under certain license agreements, manufactured and sold certain products for which it did not have licenses, misrepresented the number of licensed products actually manufactured and sold, and underpaid royalties to the licensors. The complaint also alleges that these acts constitute a pattern of improper activity. The complaint requests an unspecified amount of actual damages plus treble and punitive damages, as well as injunctive relief. On July 3, 1997, the Company and Mr. Wagenhals were successful in removing the case to the United States District Court for the Middle District of North Carolina. On July 11, 1997, each of the Company and Mr. Wagenhals filed an answer denying the plaintiff's allegations and each filed counterclaims against the plaintiff for breach of contract, breach of a prior settlement agreement between the plaintiff and the Company, violations of the North Carolina Unfair and Deceptive Trade Practices Act, defamation and damage to reputation, and tortious interference with prospective business relationships. On July 18, 1997, the Company and Mr. Wagenhals collectively filed a third-party complaint against Brett Nelson, an affiliate of the plaintiff, alleging violations of the North Carolina Unfair and Deceptive Trade Practices Act, defamation and damage to reputation, and tortious interference with actual and prospective business relationships. On August 8, 1997, Mr. Nelson filed an answer denying the allegations against him. After the Court denied motions to dismiss by all parties, the plaintiff filed its amended complaint and the Company and Mr. Wagenhals filed their respective amended answer and counterclaims. The amended complaint and the amended answer and counterclaims contain essentially the same allegations and defenses as the original pleadings. The parties currently are conducting discovery, and a court-ordered mediation currently is scheduled for February 16, 1998. The Company and Mr. Wagenhals intend to vigorously pursue their counterclaims and the third-party complaint and to vigorously defend this lawsuit.

Employees

         As of January 30, 1998, the Company had 509 full-time employees. The Company has experienced no work stoppages and is not a party to a collective bargaining agreement. The Company believes that it maintains good relations with its employees.

                                   PROPERTIES

         The Company leases a newly constructed, approximately 140,000 square foot building in Phoenix, Arizona. The Company uses approximately 38,000 square feet of this facility for its corporate headquarters and approximately 102,000 square feet for warehouse space and packaging operations. The initial term of the lease expires in August 2007, with two five-year renewal options. The Company currently is seeking to sublease its previous Tempe facility, but there can be no assurance that it will be able to do so on favorable terms or at all. See "Certain Transactions."

         The Company leases a 25,000 square foot facility in Charlotte, North Carolina. The Company uses approximately 5,000 square feet of the Charlotte facility for offices and approximately 20,000 square feet for warehouse space and packaging operations. The term of the lease for the Charlotte facility expires in April 1998. The Company also leases approximately 10,000 square feet of off-site storage space in Concord, North Carolina.

         The Company has entered into a lease for a newly constructed, approximately 121,000 square foot facility in Concord, North Carolina for its operations in that area. The Company will utilize approximately 42,000 square feet of the new facility for offices and approximately 79,000 square feet for warehouse space and distribution operations. The initial term of the lease is 20 years, with four five-year renewal options. The Company anticipates that it will occupy the new facility in April 1998.

         The Company currently leases two facilities in Atlanta, Georgia, for its Image Works operations. One facility consists of approximately 77,400 square feet, of which the Company utilizes approximately 14,000 square feet for offices and approximately 63,400 square feet for manufacturing and warehouse operations. The lease on this facility expires in January 1999. The second facility consists of approximately 21,900 square feet, of which the Company utilizes approximately 19,400 square feet for warehouse and distribution operations and approximately 2,500 square feet for offices. The lease on this facility expires in February 1999.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth certain information regarding the Company's directors and executive officers.

                        Name               Age                Position Held
                        ----               ---                -------------

            Fred W. Wagenhals..........    56    Chairman of the Board, President, and
                                                   Chief Executive Officer
            Tod J. Wagenhals...........    33    Executive Vice President, Secretary, and Director
            Charles C. Blossom, Jr.....    47    Vice President, Chief Operating Officer, and Director
            Christopher S. Besing......    37    Vice President, Chief Financial Officer,
                                                   Treasurer, and Director
            Melodee L. Volosin.........    33    Vice President - Wholesale Division and Director
            John S. Bickford, Sr.......    51    Director
            Jack M. Lloyd..............    48    Director
            Robert H. Manschot.........    54    Director


         Fred W. Wagenhals has served as Chairman of the Board, President, and Chief Executive Officer of the Company since November 1993 and served as Chairman of the Board and Chief Executive Officer from May 1992 until September 1993 and as President from July 1993 until September 1993. Mr. Wagenhals co-founded Racing Champions, Inc. in April 1989 and served as a director of that company until April 1993. From October 1990 until May 1992, Mr. Wagenhals served as Chairman of the Board and Chief Executive Officer of Race Z, Inc. and Action Performance Sales, Inc. ("APS"), which were engaged in sales of promotional products and collectible items related to the racing industry.

         Tod J. Wagenhals has served as Executive Vice President of the Company since July 1995, as a director of the Company since December 1993, and as Secretary of the Company since November 1993. Mr. Wagenhals served as a Vice President of the Company from September 1993 to July 1995. Mr. Wagenhals served in various marketing capacities with the Company from May 1992 until September 1993 and with APS from October 1991 until May 1992. Mr. Wagenhals was National Accounts Manager of Action Products, Inc. from January 1989 to October 1991. Mr. Wagenhals is the son of Fred W. Wagenhals.

         Charles C. Blossom, Jr. has served as Vice President, Chief Operating Officer, and as a director of the Company since November 1997. Mr. Blossom served as Senior Vice President -- Sales and Marketing of the Company from July 1997 to November 1997. From January 1996 to July 1997, Mr. Blossom was engaged in providing professional business consulting services. From October 1992 to January 1996, Mr. Blossom served as President of Mac Tools, a $300 million subsidiary of The Stanley Works, which manufactures and distributes tools and equipment to the automotive aftermarket. Mr. Blossom served as Vice President -- Sales and Marketing of Mac Tools from May 1992 to October 1992 and as Vice President -- Air Tool Operations from September 1989 to May 1992. From December 1983 to September 1989, Mr. Blossom owned and operated American Pneumatic Technologies, Inc. before selling that business to Mac Tools.

         Christopher S. Besing has served as a Vice President and the Chief Financial Officer of the Company since joining the Company in January 1994, as a director of the Company since May 1995, and as Treasurer of the Company since February 1996. Prior to joining the Company, Mr. Besing held several financial and accounting positions with Orbital Sciences Corporation ("OSC") from September 1986 to December 1993, most recently as Director of Accounting and Controller of OSC's Launch Systems Group in Chandler, Arizona. Prior to joining OSC, Mr. Besing was employed as an accountant with Arthur Andersen LLP from January 1985 to August 1986. Mr. Besing is a Certified Public Accountant.

         Melodee L. Volosin has served as the Company's Vice President - Wholesale Division since September 1997 and has been a director of the Company since January 1997. Ms. Volosin served as the Director of the Company's Wholesale Division from May 1992 to September 1997. Ms. Volosin's duties include managing all of the Company's wholesale distribution of die-cast collectibles and other products, including advertising programs and budgeting. From 1983 to May 1992, Ms. Volosin served in various marketing capacities with Action Products, Inc. and its predecessors.

         John S. Bickford, Sr. has served as the Company's Vice President - Strategic Alliances since July 1997 and as a director of the Company since January 1997. Mr. Bickford also served as a consultant to the Company from January 1997 to June 1997. Mr. Bickford has served as President of Bickford Motorsports, Inc., which provides consulting and special project coordination services to race car drivers, car owners, and other businesses, from 1990 to the present. Mr. Bickford also publishes Racing for Kids magazine. From 1976 to the present, Mr. Bickford has served as President of MPD Racing Products, Inc., which manufactures race car parts for distribution through speed shops and high-performance engine shops. Mr. Bickford served as Vice President and General Manager of Jeff Gordon, Inc. from 1990 to 1995. Mr. Bickford currently serves as a director of Equipoise Balancing, Inc., a privately held company.

         Jack M. Lloyd has served as a director of the Company since July 1995. Mr. Lloyd has served as the President and Chief Executive Officer of DenAmerica Corp., a publicly held corporation that is the largest franchisee of Denny's restaurants in the United States and owns and franchises Black-eyed Pea restaurants, since March 1996 and as Chairman of the Board of DenAmerica Corp. since July 1996. Mr. Lloyd served as the Chairman of the Board and Chief Executive Officer of Denwest Restaurant Corp. ("Denwest"), the second largest franchisee of Denny's restaurants in the United States, from 1987 until its merger with DenAmerica Corp. in March 1996. Mr. Lloyd also served as President of Denwest from 1987 until November 1994. Mr. Lloyd engaged in commercial and residential real estate development and property management as president of First Federated Investment Corporation during the early and mid-1980s. Mr. Lloyd currently serves as a director of Star Buffet, Inc., a publicly held company, and Masterview Window Company, a privately held company.

         Robert H.  Manschot has served as a director of the Company  since July
1995. Mr. Manschot currently serves as Chairman and Chief Executive Officer of Seceurop Security Services in the United Kingdom and engages in business consulting services and venture capital activities as Chairman of RHEM International Enterprises, Inc. Mr. Manschot served as President and Chief Executive Officer of Rural/Metro Corporation ("Rural/Metro"), a publicly held provider of ambulance and fire protection services, from October 1988 until March 1995. Mr. Manschot joined Rural/Metro in October 1987 as Executive Vice President, Chief Operating Officer and a member of its Board of Directors. Mr. Manschot was with the Hay Group, an international consulting firm, from 1978 until October 1987, serving as Vice President and a partner from 1984, where he led strategic consulting practices in Brussels, Asia, and the western United States. Prior to joining the Hay Group, Mr. Manschot spent 10 years with several leading international hotel chains in senior operating positions in Europe, the Middle East, Africa, and the United States. Mr. Manschot currently serves as a director of Samoth Capital Corporation and Premium Cigars International, both of which are publicly traded companies, and as a director of LBE Technologies, Inc., Thomas Pride Development, Inc., and Sports Southwest, Inc., all of which are privately held companies.

Directors' Compensation

         Employees of the Company do not receive compensation for serving as members of the Company's Board of Directors. Independent directors receive $2,500 for each meeting attended in person. All directors are reimbursed for their expenses in attending meetings of the Board of Directors. Directors who are employees of the Company are eligible to receive stock options pursuant to the Company's 1993 Stock Option Plan. Pursuant to the 1993 Plan, each non-employee director of the Company receives an automatic grant of options to acquire 10,000 shares of Common Stock on the date of his or her election or appointment as a director. Non-employee directors also receive an automatic grant of options to purchase 8,000 shares of Common Stock on the date of the meeting of the Board of Directors held immediately after each subsequent annual meeting of the shareholders of the Company. See "Management - 1993 Stock Option Plan."

Executive Compensation

         The  following  table sets forth  certain  information  concerning  the compensation for the fiscal years ended September 30, 1995, 1996, and 1997 earned by the Company's Chief Executive Officer and by the Company's other executive officers whose cash salary and bonus exceeded $100,000 during fiscal 1997 (the "Named Officers"). No other officer of the Company received compensation of $100,000 or more during fiscal 1997.


                           SUMMARY COMPENSATION TABLE

                                                                              Long Term
                                                                            Compensation
                                                                            ------------
                                                                               Awards
                                                                            ------------
                                                  Annual Compensation        Securities     All Other
                                                ------------------------     Underlying    Compensation
Name and Principal Position             Year    Salary($)(1)    Bonus($)    Options(#)(2)     ($)(3)
---------------------------             ----    ------------    --------    -------------  ------------

Fred W. Wagenhals                       1997      $276,923      $ 50,000        16,000        $1,952
  Chairman of the Board, President,     1996       250,000        75,000          --           4,854
  and Chief Executive Officer           1995       164,423        23,000        50,000         3,173


Tod J. Wagenhals                        1997      $112,500      $ 21,000        15,000        $2,673
  Executive Vice President,             1996        75,000        26,000        20,000         1,832
  Secretary, and Director               1995        59,596         8,000        50,000         1,247

Christopher S. Besing                   1997      $113,462      $ 21,000        15,000        $2,535
  Vice President, Chief Financial       1996        75,000        26,000        20,000         1,572
  Officer, Treasurer, and Director      1995        71,250        10,000        50,000         1,425

------------------

(1) Messrs. Wagenhals, Wagenhals, and Besing also received certain perquisites, the value of which did not exceed 10% of their salary and bonus during fiscal 1996 and 1997.
(2) The exercise price of all stock options granted were equal to the fair market value of the Company's Common Stock on the date of grant.
(3) Amounts shown for fiscal 1997 represent matching contributions made by the Company to the Company's 401(k) Plan.

         The Company offers its employees medical and life insurance benefits. The executive officers and other key employees of the Company, including directors who also are employees of the Company, are eligible to receive stock options under the Company's stock option plan. See "Management - 1993 Stock Option Plan." The Company does not have a long-term incentive plan or a defined benefit or actuarial plan and has never issued any stock appreciation rights.

         The following table provides information on stock options granted to the Company's Named Officers during the fiscal year ended September 30, 1997.


                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                                         Potential Realizable
                                               Individual Grants                           Value at Assumed
                         ------------------------------------------------------------        Annual Rates
                            Number of        % of Total                                     of Stock Price
                           Securities          Options                                       Appreciation
                           Underlying        Granted to        Exercise                   for Option Term(2)
                             Options        Employees in         Price     Expiration     ------------------
Name                     Granted (#)(1)      Fiscal Year        ($/Sh)        Date          5%          10%
----                     --------------      -----------        ------        ----          --          ---

Fred W. Wagenhals            16,000             7.8%            $19.50       4/3/03      $106,080    $240,800
Tod J. Wagenhals             15,000             7.3%            $19.50       4/3/03      $ 99,450    $225,750
Christopher S. Besing        15,000             7.3%            $19.50       4/3/03      $ 99,450    $225,750

------------------

(1) The options were granted at the fair value of the shares on the date of grant and have a six-year term. One-third of the options vest and become exercisable on each of the first, second, and third anniversaries of the date of grant.
(2) Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Company's Common Stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of the Company's Common Stock.

         The following table provides information on options exercised in the last fiscal year by the Company's Named Officers and the value of each such officer's unexercised options at September 30, 1997.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                      OPTION VALUE AS OF SEPTEMBER 30, 1997

                                                                       Number of Securities             Value of Unexercised
                                                                      Underlying Unexercised            In-the Money Options
                                                                  Options at Fiscal Year-End (#)      at Fiscal Year-End ($)(1)
                              Shares Acquired        Value        ------------------------------      -------------------------
Name                          on Exercise (#)     Realized ($)    Exercisable      Unexercisable    Exercisable     Unexercisable
----------------------------  ---------------     ------------    -----------      -------------    -----------     -------------
Fred W. Wagenhals.........           0                   0          290,000           16,000         $7,833,750       $154,000
Tod J. Wagenhals..........        30,600            $589,630        146,066           28,334         $3,847,346       $391,054
Christopher S. Besing.....        23,528            $676,430         33,138           28,334         $  781,812       $391,054

------------------

(1) Calculated based upon the closing price as reported on the Nasdaq National Market on September 30, 1997 of $29.125 per share.

401(k) Profit Sharing Plan

         In October 1994, the Company established a defined contribution plan (the "401(k) Plan") that qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Under the 401(k) Plan, participating employees may defer from 1% to 15% of their pre-tax compensation, subject to the maximum allowed under the Internal Revenue Code. The Company will contribute $0.50 for each dollar contributed by the employee, up to a maximum contribution of 2% of the employee's defined compensation. In addition, the 401(k) Plan provides that the Company may make an employer profit sharing contribution in such amounts as may be determined by the Board of Directors.

1993 Stock Option Plan

         The Company's 1993 Stock Option Plan, as amended (the "1993 Plan") provides for the granting of options to acquire Common Stock of the Company ("Options"), the direct granting of Common Stock ("Stock Awards"), the granting of stock appreciation rights ("SARs"), and the granting of other cash awards ("Cash Awards") (Stock Awards, SARs, and Cash Awards are collectively referred to herein as "Awards"). The 1993 Plan is intended to comply with Rule 16b-3 as promulgated under the Exchange Act with respect to persons subject to Section 16 of the Exchange Act. The Company believes that the 1993 Plan is important in attracting and retaining executives and other key employees and constitutes a significant part of the compensation program for key personnel, providing them with an opportunity to acquire a proprietary interest in the Company and giving them an additional incentive to use their best efforts for the long-term success of the Company. The 1993 Plan will remain in effect until September 24, 2001.

         A total of 2,750,000 shares of Common Stock may be issued under the 1993 Plan. As of January 30, 1998, an aggregate of 1,340,612 shares of the Company's Common Stock has been issued upon exercise of Options granted pursuant to the 1993 Plan, and there were outstanding Options to acquire an additional 1,143,028 shares of the Company's Common Stock. If any Option or SAR terminates or expires without having been exercised in full, stock not issued under such Option or SAR will again be available for the purposes of the 1993 Plan. If any change is made in the stock subject to the 1993 Plan, or subject to any Option or SAR granted under the 1993 Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, split-up, combination of shares, exchange of shares, change in corporate structure, or otherwise), the 1993 Plan provides that appropriate adjustments will be made as to the maximum number of shares subject to the 1993 Plan and the number of shares and exercise price per share of stock subject to outstanding Options.

         Options and Awards may be granted only to persons ("Eligible Persons") who at the time of grant are either (i) key personnel, including officers and directors of the Company or its subsidiaries, or (ii) consultants and independent contractors who provide valuable services to the Company or to its subsidiaries. Options that are incentive stock options may only be granted to employees of the Company or its subsidiaries. To the extent that granted Options are incentive stock options, the terms and conditions of those Options must be consistent with the qualification requirements set forth in the Internal Revenue Code. No employee of the Company may receive grants of Options or Awards representing more than 50 percent of the shares of Common Stock issuable under the 1993 Plan.

         The exercise prices, expiration dates, maximum number of shares purchasable, and the other provisions of the Options will be established at the time of grant. The exercise prices of Options that are not incentive stock options may not be less than 85% of the fair market value of the Common Stock at the time of the grant, and the exercise prices of incentive stock options may not be less than 100% (110% if the option is granted to a shareholder who at the time the option is granted owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company) of the fair market value of the Common Stock at the time of the grant. Options may be granted for terms of up to ten years and become exercisable in whole or in one or more installments at such time as may be determined upon a grant of the Options. To exercise an Option, the optionholder will be required to deliver to the Company full payment of the exercise price for the shares as to which the option is being exercised. Generally, options can be exercised by delivery of cash, bank cashier's check or shares of Common Stock of the Company.

         Unless otherwise authorized by the Board of Directors in its sole discretion, Options granted under the 1993 Plan are nontransferable other than by will or by the laws of descent and distribution upon the death of the optionholder and, during the lifetime of the optionholder, are exercisable only by such optionholder. Unless the terms of the stock option agreement otherwise provide, in the event of the death or termination of the employment or services of the participant (but never later than the expiration of the term of the Option) Options may be exercised within a one-month period. If termination is by reason of disability, however, Options may be exercised by the optionholder or the optionholder's estate or successor by bequest or inheritance during the period ending one year after the optionholder's retirement (but not later than the expiration of the term of the option). Termination of employment at any time for cause immediately terminates all Options held by the terminated employee.

         The 1993 Plan includes an automatic program that provides for the automatic grant of stock options ("Automatic Options") to non-employee directors. Each non-employee director serving on the Board of Directors on the date the amendments to the 1993 Plan providing for the automatic program were approved by the Company's shareholders received Automatic Options to acquire 10,000 shares of Common Stock on that date, and each subsequently newly elected non-employee member of the Board of Directors will receive Automatic Options to acquire 10,000 shares of Common Stock on the date of his or her first appointment or election to the Board of Directors. In addition, Automatic Options to acquire 8,000 shares of Common Stock are automatically granted to each non-employee director at the meeting of the Board of Directors held immediately after each annual meeting of shareholders. All Automatic Options vest and become exercisable immediately upon grant. A non-employee member of the Board of Directors is not eligible to receive the 8,000-share Automatic Option grant if that option grant date is within 30 days of such non-employee member receiving the 10,000-share Automatic Option grant. The exercise price per share of Common Stock subject to Automatic Options granted under the 1993 Plan will be equal to 100% of the fair market value of the Company's Common Stock (as defined in the 1993 Plan) on the date such options are granted. The Company believes that the automatic grant of stock options to non-employee directors is necessary to attract, retain, and motivate independent directors.

         The Company also may grant Awards to Eligible Persons under the 1993 Plan. SARs entitle the recipient to receive a payment equal to the appreciation in market value of a stated number of shares of Common Stock from the price stated in the award agreement to the market value of the Common Stock on the date the SAR is first exercised or surrendered. Stock Awards entitle the recipient to directly receive Common Stock. Cash Awards entitle the recipient to receive direct payments of cash depending on the market value or the appreciation of the Common Stock or other securities of the Company.

Limitation of Directors' Liability; Indemnification of Directors, Officers, Employees, and Agents

         The Company's Restated Articles eliminate the personal liability of any director of the Company to the Company or its shareholders for money damages for any action taken or failure to take any action as a director of the Company, to the fullest extent allowed by the Arizona Business Corporation Act (the "Business Corporation Act"). Under the Business Corporation Act, directors of the Company will be liable to the Company or its shareholders only for (a) the amount of a financial benefit received by the director to which the director is not entitled; (b) an intentional infliction of harm on the Company or its shareholders; (c) certain unlawful distributions to shareholders; and (d) an intentional violation of criminal law. The effect of these provisions in the Restated Articles is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover money damages from a director for all actions or omissions as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. These provisions do not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

         The Company's Restated Articles require the Company to indemnify and advance expenses to any person who incurs liability or expense by reason of such person acting as a director of the Corporation, to the fullest extent allowed by the Business Corporation Act. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by the
Business Corporation Act, subject to the requirements of the Business Corporation Act. In addition, the Company may, in its sole discretion, indemnify and advance expenses, to the fullest extent allowed by the Business Corporation Act, to any person who incurs liability or expense by reason of such person acting as an officer, employee or agent of the Company, except where indemnification is mandatory pursuant to the Business Corporation Act, in which case the Company is required to indemnify to the fullest extent required by the Business Corporation Act.

                              CERTAIN TRANSACTIONS

         In December 1994, Fred W. Wagenhals advanced $300,000 to the Company in order to enable the Company to make certain advance royalty payments related to license agreements entered into by the Company for die-cast products to be marketed by the Company beginning in the second quarter of fiscal 1995. The Company issued a promissory note to Mr. Wagenhals for the advance, bearing interest at 9% per annum, providing for monthly payment of accrued interest, and calling for the payment of the principal no later than March 31, 1995. The Company repaid the note in full on February 9, 1995. The Company's prepaid expenses and other assets at September 30, 1995 included an advance of $50,000 to Mr. Wagenhals, which was repaid in fiscal 1996.

         The Company currently leases a building in Tempe, Arizona, containing approximately 46,000 square feet, which the Company utilized for its corporate, administrative and sales offices, and warehouse facilities prior to September 1997. Fred W. Wagenhals currently owns a one-third interest in F.W. Investments, a partnership that owns this facility. The Company paid F.W. Investments rent of approximately $177,000, $177,000 and $183,000 during fiscal 1995, 1996, and
1997, respectively.

         In November 1996, the Company issued to the seller of Sports Image and persons affiliated with the seller an aggregate of 403,361 shares of Common Stock as a portion of the consideration paid for the assets of Sports Image. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." Joseph M. Mattes, who served as an officer and director of the Company from December 1996 until June 1997, received 15,000 shares of Common Stock as part of that transaction. An aggregate of 307,464 shares of Common Stock issued in connection with the acquisition of Sports Image have been registered for resale pursuant to another registration statement to which this Prospectus relates. See "Principal and Selling Shareholders" and "Description of Securities - Registration Rights."

                               PRIVATE PLACEMENTS

         In January 1994, the Company completed a private placement of 83 units and in March 1994, the Company completed a private placement of 125 units for $20,000 per unit. Each unit consisted of $12,500 in principal amount of Debentures and 5,400 shares of Common Stock. All of the Debentures were subsequently converted into shares of the Company's Common Stock at a conversion price of $1.75 per share. An aggregate of 11,142 shares of Common Stock that were issued as part of the units or upon conversion of the Debentures have been registered for resale pursuant to another Registration Statement to which this Prospectus relates. See "Principal and Selling Shareholders."

         In August 1994, the Company issued 100,000 shares of Common Stock to F.M. Motorsports, Inc., formerly Fan Fueler, Inc., as consideration for the assets and liabilities acquired from Fan Fueler, Inc. at that time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." An aggregate of 35,000 shares of Common Stock held by F.M. Motorsports, Inc. have been registered for resale pursuant to another Registration Statement to which this Prospectus relates. See "Principal and Selling Shareholders."

         In November 1996, the Company issued an aggregate of 403,361 shares of Common Stock to the sellers of Sports Image. See "Certain Transactions."

         In January 1997, the Company issued to the sellers of Motorsport Traditions an aggregate of 342,857 shares of Common Stock as a portion of the consideration paid to acquire Motorsport Traditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." An aggregate of 118,571 shares of Common Stock issued in connection with the acquisition of Motorsport Traditions have been registered for resale pursuant to another registration statement to which this Prospectus relates. See "Principal and Selling Shareholders" and "Description of Securities - Registration Rights."

         On January 16, 1997, the Company sold an aggregate of 187,500 shares of Common Stock to Hasbro at a price of $14.50 per share. An aggregate of 57,500 shares sold to Hasbro have been registered for resale pursuant to the registration statement to which this Prospectus relates. See "Principal and Selling Shareholders" and "Description of Securities - Registration Rights." The Company has agreed that, in the event that Hasbro sells such shares at a price lower than $14.50 per share during the one-year period commencing on the later of (i) April 16, 1997 or (ii) the effective date of the Registration Statement of which this Prospectus forms a part, the Company will reimburse Hasbro for the amount of such loss, plus interest.

         On August 1, 1997, the Company issued 8,180 shares of Common Stock to Dale Jarrett in connection with a personal services contract entered into by the Company and Mr. Jarrett on that date. Pursuant to an agreement between the Company and Mr. Jarrett, Mr. Jarrett may resell up to one-third of such shares each year, beginning on August 1, 1998.

         On August 8, 1997, the Company listed an aggregate of 19,324 shares of Common Stock to E. J. Simpson as a portion of the license fee pursuant to a license agreement entered into by the Company to Mr. Simpson on that date. All of the 19,324 shares of Common Stock issued to Mr. Simpson are being registered for resale pursuant to the registration statement of which this Prospectus forms a part. See "Principal and Selling Shareholders."

         On October 3, 1997, the Company issued an aggregate of 34,940 shares of Common Stock to RCR as a portion of the license fee pursuant to a license agreement entered into by the Company and RCR on that date. All of the 34,940 shares issued to RCR are being registered for resale pursuant to the registration statement of which this Prospectus forms a part. See "Principal and Selling Shareholders."

         On February 3, 1998, the Company issued 9,486 shares of Common Stock to Dale Earnhardt and Teresa Earnhardt and 414 shares of Common Stock to Donald G. Hawk, Jr., for services rendered to the Company by Mr. and Mrs. Earnhardt and by Mr. Hawk, respectively. See "Principal and Selling Shareholders."

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the shares of the Company's outstanding Common Stock beneficially owned as of February 6, 1998, by (i) each of the Company's directors and executive officers; (ii) all directors and executive officers of the Company as a group; (iii) each person who is known by the Company to own beneficially or exercise voting or dispositive control over more than 5% of the Company's Common Stock; and (iv) each of the Selling Shareholders.

                                            Shares Beneficially                          Shares Beneficially
                                              Owned Prior to                                Owned After
                                              Offering(1)(2)          Shares Being        Offering(1)(2)(3)
Name and Address of                       ----------------------     Registered for    ----------------------
Beneficial Owner                              Number     Percent        Sale(3)          Number       Percent
------------------------------------      -------------  -------     --------------    ---------      -------

Directors and Executive Officers
--------------------------------
Fred W. Wagenhals                         2,394,933 (4)   14.7%               0        2,394,933       14.7%
Tod J. Wagenhals                            152,522 (5)     *                 0          152,522         *
Charles C. Blossom, Jr.                      50,000 (6)     *                 0           50,000         *
Christopher S. Besing                        61,666 (7)     *                 0           61,666         *
Melodee L. Volosin                           34,166 (8)     *                 0           34,166         *
John S. Bickford, Sr.                        24,026 (9)     *            15,693            8,333         *
Jack M. Lloyd                                26,000 (10)    *                 0           26,000         *
Robert H. Manschot                           31,310 (11)    *                 0           31,310         *
All directors and executive officers
as a group (eight persons)                2,774,623       16.6%          15,693        2,758,930       16.6%

Other Selling Shareholders
--------------------------
Dale Earnhardt and Teresa Earnhardt,
  JTWROS (12)                               258,950        1.6%         258,950                0         *
Jeffrey M. Gordon (13)                      101,428         *           101,428                0         *
Hasbro, Inc. (14)                            57,500         *            57,500                0         *
F.M. Motorsports, Inc. (15)                  35,000         *            35,000                0         *
Richard R. Childress (16)                    30,000         *            30,000                0         *
Joseph M. Mattes (17)                        25,000         *            15,000           10,000         *
E.J. Bill Simpson (18)                       19,324         *            19,324                0         *
Dianne Leavitt                               11,679         *            11,142              537         *
William N. Patterson                          5,440         *             4,940              500         *
Donald G. Hawk, Jr.(19)                       5,414         *             5,414                0         *
Brian Bell                                      290         *               290                0         *
John S. Bickford, Jr.                           290         *               290                0         *
Tom Bickford                                    290         *               290                0         *
Patricia Henry                                  290         *               290                0         *
Kimberly Perry                                  290         *               290                0         *

-----------------------------------
*Less than 1% of outstanding shares of Common Stock.

(1) Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all Common Stock beneficially owned by him, subject to applicable community property law. Except as otherwise indicated, each of such persons may be reached through the Company at 4707 East Baseline Road, Phoenix, Arizona 85040.
(2) The numbers and percentages shown include the shares of Common Stock actually owned as of February 6, 1998 and the shares of Common Stock which the person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock which the identified person or group had the right to acquire within 60 days of February 6, 1998 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.
(3) Each of the Selling Shareholders is assumed to be selling all of the shares of Common Stock registered for sale and will own no shares of Common Stock after the offering, except for 10,000, 537, and 500 shares of Common Stock to be beneficially owned by Joseph M. Mattes, Dianne Leavitt, and William N. Patterson, respectively. The Company has no assurance that the Selling Shareholders will sell any of the securities being registered hereby.
(4) Represents 2,099,600 shares of Common Stock and vested options to acquire 295,333 shares of Common Stock.

(5) Represents 1,456 shares of Common Stock and vested options to acquire 151,066 shares of Common Stock.
(6)       Represents vested options to acquire 50,000 shares of Common Stock.
(7) Represents 23,528 shares of Common Stock and vested options to acquire 38,138 shares of Common Stock.
(8)       Represents vested options to acquire 34,166 shares of Common Stock.
(9) Represents (i) 15,643 shares of Common Stock and vested options to acquire 8,333 shares of Common Stock held by Mr. Bickford; and (ii) 50 shares of Common Stock held by Mr. Bickford as custodian for Boston Reid.
(10)      Represents vested options to acquire 26,000 shares of Common Stock.
(11) Represents 5,310 shares of Common Stock and vested options to acquire 26,000 shares of Common Stock.
(12) The Company, Mr. Earnhardt, and certain of Mr. Earnhardt's affiliates are parties to various license agreements. See "Business - License Agreements."
(13) The Company, Mr. Gordon, and certain of Mr. Gordon's affiliates are parties to various license agreements. See "Business - License Agreements."
(14) The Company and Hasbro are parties to certain license agreements. See "Business - License Agreements."
(15) F.M. Motorsports, Inc. is owned by Fred Miller, III, who may be deemed to be the beneficial owner of the shares held by F.M. Motorsports, Inc.
(16) The Company, Mr. Childress, and certain of Mr. Childress' affiliates are parties to various license agreements. See "Business - License Agreements."
(17) Represents 15,000 shares of Common Stock and vested options to acquire 10,000 shares of Common Stock. Mr. Mattes is a former officer and director of the Company. See "Certain Transactions."
(18) The Company and Mr. Simpson are parties to a license agreement. See "Managements Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."
(19)      An affiliate of Mr. Hawk provides consulting services to the Company.


                            DESCRIPTION OF SECURITIES

          The Company's authorized capital consists of 25,000,000 shares of Common Stock, $0.01 par value and 5,000,000 shares of serial preferred stock, no par value (the "Serial Preferred Stock"). As of February 6, 1998, 16,034,044 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. An additional 1,409,388 shares of Common Stock may be issued upon exercise of options outstanding or available for issuance under the Company's 1993 Stock Option Plan. All of the issued and outstanding shares of Common Stock are fully paid and non-assessable.

Common Stock

          Holders of shares of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters submitted to a vote of the shareholders, other than the election of directors in which shareholders are entitled to cumulate their votes in accordance with Arizona law. Subject to the preferences of any outstanding preferred stock, each share of Common Stock is entitled to receive dividends as may be declared by the Company's Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment in full of all creditors of the Company and the liquidation preferences of any outstanding shares of preferred stock.

Serial Preferred Stock

          The Serial Preferred Stock may be issued in such series and denominations as deemed advisable by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Serial Preferred Stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of holders of the Common Stock. In the event of issuance, the Serial Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. The Company does not currently intend to issue any shares of Serial Preferred Stock.

Senior Notes due January 2, 1999

         On January 2, 1997, the Company issued an aggregate of $20.0 million principal amount of Senior Notes to three insurance companies. The Senior Notes bear interest at the rate of 8.05% per annum, provide for semi-annual payments of accrued interest, and mature on January 2, 1999. The Company may not prepay the Senior Notes prior to maturity, but will be required to offer to redeem the Senior Notes in the event of a "Change of Control" of the Company, as defined in the Senior Notes. The Senior Notes contain certain provisions that, among other things, require the Company to comply with certain financial ratios and net worth requirements and limit the ability of the Company and its subsidiaries to incur additional indebtedness, to sell assets, or to engage in certain mergers on consolidations. The Senior Notes are guaranteed by the Company's subsidiaries.

Registration Rights

         In connection with the acquisition of Sports Image, the Company entered into a registration agreement with the sellers of Sports Image. The registration agreement grants the holders of the shares issued to the sellers of Sports Image the right to one "demand" registration as well as "piggyback" registration rights. In connection with the acquisition of Motorsport Traditions, the Company entered into two registration agreements with the sellers of Motorsport Traditions. These agreements required the Company to file a registration statement covering the shares issued to the sellers of Motorsport Traditions and to use its best efforts to cause the registration statement to become effective as soon as practicable and to remain effective until December 31, 1999. In addition, the registration agreements grant the holders of the shares issued to the sellers of Motorsport Traditions "piggyback" registration rights. In connection with the sale of shares of Common Stock to Hasbro, the Company agreed to use its best efforts to file a registration statement covering such shares and to cause the registration statement to become effective and to remain effective until January 16, 2000. In March 1997, the Company filed a registration statement and caused that registration statement to be declared effective in order to satisfy the Company's obligations to register the shares covered by the registration agreements described above. In addition to the resale of shares of Common Stock by other Selling Shareholders, this Prospectus relates to the resale of those shares covered by the registration statement described above that have not previously been sold by the sellers of Sports Image, the sellers of Motorsports Traditions, or Hasbro. See "Principal and Selling Shareholders."

Arizona Corporate Takeover Act and Certain Charter Provisions

         The Company is subject to the provisions of Arizona Revised Statutes Sections 10-2701 et. seq. (the "Arizona Corporate Takeover Act"). The Arizona Corporate Takeover Act and certain provisions of the Company's Restated Articles and Restated Bylaws, as summarized in the following paragraphs, may have the effect of discouraging, delaying, or preventing hostile takeovers (including those that might result in a premium over the market price of the Company's Common Stock), or discouraging, delaying, or preventing changes in control or management of the Company.

Arizona Corporate Takeover Act

         Article 1 of the Arizona Corporate Takeover Act is intended to restrict "greenmail" attempts by prohibiting the Company from purchasing any shares of its capital stock from any beneficial owner of more than 5% of the voting power of the Company (a "5% Owner") at a per share price in excess of the average market price during the 30 trading days prior to the purchase, unless (i) the 5% Owner has beneficially owned the shares to be purchased for a period of at least three years prior to the purchase; (ii) a majority of the Company's shareholders (excluding the 5% Owner, its affiliates or associates, and any officer or director of the Company) approves the purchase; or (iii) the Company makes the offer available to all holders of shares of its capital stock.

         Article 2 of the Arizona Corporate Takeover Act is intended to discourage the direct or indirect acquisition by any person of beneficial ownership of shares of the Company (other than an acquisition of shares from the Company) that would, when added to other shares of the Company beneficially owned by such person, immediately after the acquisition entitle such person to exercise or direct the exercise of (a) at least 20% but less than 33 1/3%, (b) at least 33 1/3% but less than or equal to 50%, or (c) more than 50% of the voting power of the Company's capital stock (a "Control Share Acquisition"). The Arizona Corporate Takeover Act (1) gives the shareholders of the Company other than any person that makes or proposes to make a Control Share Acquisition (the "Acquiring Person") or the Company's directors and officers the right to limit the voting power of the shares acquired by the Acquiring Person that exceed the threshold voting ranges described above, other than in the election of directors, and (2) gives the Company the right to redeem such shares from the Acquiring Person at a price equal to their fair market value under certain circumstances.

         Article 3 of the Arizona Corporate Takeover Act is intended to discourage the Company from entering into certain mergers, consolidations, share exchanges, sales or other dispositions of the Company's assets, liquidation or dissolution of the Company, reclassification of securities, stock dividends, stock splits, or other distribution of shares, and certain other transactions (each a "Business Combination") with any Interested Shareholder (as defined below) or any of the Interested Shareholder's affiliates for a period of three years after the date that the Interested Shareholder first acquired the shares of Common Stock that qualify such person as an Interested Shareholder, unless either the Business Combination or the Interested Shareholder's acquisition of shares is approved by a committee of the Company's Board of Directors (comprised of disinterested directors or other persons) prior to the date on which the Interested Shareholder first acquired the shares that qualify such person as an Interested Shareholder. In addition, Article 3 prohibits the Company from engaging in any Business Combination with an Interested Shareholder or any of the Interested Shareholder's affiliates after such three-year period unless (i) the Business Combination or acquisition of shares by the Interested Shareholder was approved by the Company's Board of Directors prior to the date on which the Interested Shareholder acquired the shares that qualified such person as an Interested Shareholder; (ii) the Business Combination is approved by the
Company's   shareholders   (excluding  the  Interested  Person  or  any  of  its
affiliates) at a meeting called after such three-year period; or (iii) the Business Combination satisfies each of certain statutory requirements. Article 3 defines an "Interested Shareholder" as any person (other than the Company and its subsidiaries) that either (a) beneficially owns 10% or more of the voting power of the outstanding shares of the Company, or (b) is an affiliate or associate of the Company and who, at any time within the three-year period preceding the transaction, was the beneficial owner of 10% or more of the voting power of the outstanding shares of the Company.

Certain Charter Provisions

         In addition to the provisions of the Arizona Corporate Takeover Act described above, the Company's Restated Articles and Restated Bylaws contain a number of provisions relating to corporate governance and the rights of shareholders. These provisions include (a) the authority of the Board of Directors to fill vacancies on the Board of Directors; (b) the authority of the Board of Directors to issue preferred stock in series with such voting rights and other powers as the Board of Directors may determine; (c) a provision that, unless otherwise prohibited by law, special meetings of the shareholders may be called only by the President of the Company, the Board of Directors, or by holders of not fewer than 10% of all shares entitled to vote at the meeting; and
(d) a provision for cumulative voting in the election of directors, pursuant to Arizona law.

Shares Eligible For Future Sale

         As of February 6, 1998, the Company had 16,034,044 shares of Common Stock outstanding, of which approximately 13,368,600 shares are freely tradeable in the public market without restriction under the Securities Act unless held by an "affiliate" of the Company, as that term is defined in Rule 144 under the Securities Act. The approximately 2,665,600 remaining shares of Common Stock currently outstanding are "restricted securities," as that term is defined in Rule 144, and may be sold only in compliance with Rule 144, pursuant to registration under the Securities Act or pursuant to an exemption therefrom. The aggregate of 555,841 of such "restricted securities" covered by this Prospectus are being registered for resale pursuant to the registration statement of which this Prospectus forms a part or have been registered for resale under another registration statement to which this Prospectus relates. Affiliates will be subject to certain of the resale limitations of Rule 144 as promulgated under the Securities Act.

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares beneficially owned by such person for at least one year in such amount that does not exceed the greater of (i) one percent of the then-outstanding shares of Common Stock (approximately 160,340 shares as of February 6, 1998) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 also are subject to certain other requirements relating to the manner of sale, notice, and the availability of current public information about the Company. However, a person who is not deemed to have been an affiliate at any time within the three months immediately prior to the date of sale, and who has beneficially owned his or her shares for at least two years is entitled to sell those shares without regard to the volume, manner of sale or notice requirements. An aggregate of approximately 2,101,000 shares currently held by certain officers and directors of the Company currently are available for sale under Rule 144. Sales of substantial amounts of Common Stock by shareholders of the Company under Rule 144 or otherwise, or even the potential for such sales, may have a depressive effect on the market price of the Common Stock.

         As of January 30, 1998, options to purchase a total of 1,143,028 shares of Common Stock were outstanding under the Company's 1993 Stock Option Plan. See "Management - 1993 Stock Option Plan." The Company has filed registration statements under the Securities Act to register for offer and sale the 2,750,000 shares of Common Stock reserved for issuance pursuant to the exercise of stock options granted under the 1993 Plan. Shares issued upon the exercise of stock options granted under the 1993 Plan generally will be eligible for sale in the public market.

Transfer Agent and Registrar

         The transfer agent and registrar for the Company's Common Stock is American Stock Transfer and Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

         The Company is registering hereby, or has registered under another registration statement to which this Prospectus relates, a total of 555,841 shares of currently outstanding Common Stock, all of which shares may be sold from time to time by the Selling Shareholders. Each Selling Shareholder may use this Prospectus as updated from time to time to offer the shares of Common Stock for sale in transactions in which the Selling Shareholder is or may be deemed to be an underwriter within the meaning of the Securities Act. The Company will not receive any proceeds from the sale of any shares of Common Stock by the Selling Shareholders. The Company will not pay any compensation to any NASD member in connection with this offering. Brokerage commissions, if any, attributable to the sale of the shares of Common Stock offered hereby will be borne by the holders thereof.

         Each currently outstanding share of Common Stock being registered for resale hereby may be sold by the holder thereof in transactions that are exempt from registration under the Securities Act or as long as the Registration Statement of which this Prospectus forms a part is effective under the Securities Act, and as long as there is a qualification in effect under, or an available exemption from, any applicable state securities law with respect to the resale of such shares. The Selling Shareholders, in addition to selling pursuant to the Registration Statement of which this Prospectus is a part, also may sell under Rule 144 as promulgated under the Securities Act, if applicable. See "Description of Securities - Shares Eligible for Future Sale."

         The Selling Shareholders also may pledge the shares of Common Stock being registered for resale hereby to NASD broker/dealers (each a "Pledgee") pursuant to the margin provisions of each Selling Shareholder's customer agreements with such Pledgees. Upon default by a Selling Shareholder, the Pledgee may offer and sell shares of Common Stock from time to time as described above.

                                 LEGAL OPINIONS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by O'Connor, Cavanagh, Anderson, Killingsworth & Beshears, a professional association, Phoenix, Arizona. Certain members of such firm beneficially owned 12,000 shares of the Company's Common Stock as of the date of this Prospectus.

                                     EXPERTS

         The consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, with respect to the shares offered hereby. This
Prospectus does not contain all the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits that are a part thereof, which may be obtained upon request to the Commission and the payment of the prescribed fee. Material contained in the Registration Statement may be examined at the Commission's
Washington, D.C. office and copies may be obtained at the Commission's Washington, D. C. office upon payment of prescribed fees. Statements contained in this Prospectus are not necessarily complete, and in each case reference is made to the copy of such contracts or documents filed as an exhibit to the Registration Statement, each such statement being qualified by this reference.

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No  person  has  been  authorized  to  give  any  information  or  to  make  any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by or on behalf of the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares covered by this Prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.

                               ------------------

                                                                Page
            Available Information................................. 2
            Incorporation of Certain Information
             by Reference......................................... 2
            Forward-Looking Statements.............................2
            Prospectus Summary.................................... 3
            Risk Factors.......................................... 6
            Use of Proceeds.......................................13
            Dividends.............................................13
            Capitalization........................................13
            Price Range of Common Stock...........................14
            Selected Consolidated Financial Data..................15
            Management's  Discussion and Analysis of
             Financial Condition and Results of
             Operations...........................................16
            Business..............................................23
            Properties............................................36
            Management............................................37
            Certain Transactions..................................43
            Private Placements....................................43
            Principal and Selling Shareholders....................45
            Description of Securities.............................46
            Plan of Distribution..................................49
            Legal Opinions........................................50
            Experts...............................................50
            Additional Information................................50

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                                555,841 Shares of
                                  Common Stock



                               ACTION PERFORMANCE
                                 COMPANIES, INC.



                                 ---------------

                               P R O S P E C T U S

                                 ---------------



                                February 13, 1998

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